UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

MANUAL FOR PARTICIPATION IN THE SPECIAL AND ANNUAL SHAREHOLDERS' MEETINGS OF MARCH 10, 2016

Information in this Manual also includes:

- Call Notice;
- Proposals to be analyzed; and
- Information required by CVM Instructions No. 480 and No. 481.

NÍVEL 1 BM&FBOVESPA
BBDO LISTED NYSE
BBD LISTED NYSE
LATIBEX XBBDC
ITAG
ISE 2016
Dow Jones Sustainability Indices
ICO2
abrasca

Table of Contents

Message of the Board of Directors Chairman and of the Chief Executive Officer	2
Information on the Shareholders Meetings	3
Quorum	3
Resolutions Quorum	4
Exercise of Voting Right	4
Holders of American Depositary Receipts (ADRs)	5
Multiple Voting Process	5
Participation in the Shareholders Meetings	5
Attendance	5
Attorneys-in-fact	6
Call Notice	7
Special Shareholders Meeting	9
Ratification of the decision to cancel the capital stock increase approved in the Special Shareholders Meeting held on December 17, 2015 and proposals to increase the capital stock by means of capitalization of free existing reserves through bonus stock to shareholders, with consequent statutory amendment bonus stock to shareholders, with consequent statutory amendment
Annual Shareholders Meeting	11
Proposal for the net income allocation of the fiscal year 2015 and ratification of the early distribution of interest on shareholders equity and dividends paid and to be paid
Proposal to elect the Board of Directors members	12
Proposal to elect members to compose the Fiscal Council	13
Appointment of candidates to compose the Fiscal Council formalized by preferred shareholder	14
Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholder	15
Proposal for the Management compensation and social security amount	16
Proposal for the monthly compensation of the Fiscal Council s effective members	17
Complementary Information	18
Cancellation of the capital stock increase	18
Attachment 14 required by Article 14 of CVM Instruction No. 481, of December 17, 2009, regarding the capital stock increase 19
Legal and Economic effects derived from the statutory amendment, pursuant to Article 11 of CVM Instruction No. 481, of December 17, 2009	22
Transcription of the Bylaws with the amendment to be submitted to the resolution of shareholders in the Special Shareholders Meeting	23
Attachment 9-1-II of Instruction No. 481, of December 17, 2009, regarding the net income allocation of the year	34
Résumés of the candidates appointed by the controlling shareholders to compose the Board of Directors	42
Résumés of the candidates appointed by the controlling shareholders to compose the Fiscal Council	79
Résumés of the candidates appointed by non-controlling common shareholder to compose the Fiscal Council	96
Power of Attorney Sample	117
Specific power of attorney sample to separate voting shareholders holding preferred shares	118
Management s Comments on the Company	119

Message of the Board of Directors’ Chairman and of the Chief Executive Officer

Cidade de Deus, Osasco, SP, February 3, 2016.

Dear shareholders,

Once more we are pleased to invite you to participate in the Special and Annual Shareholders’ Meetings to be cumulatively held on March 10, 2016, at 4 p.m., in our headquarters, in Núcleo Cidade de Deus, Prédio Vermelho, Salão Nobre do 5o andar, Vila Yara, Osasco, São Paulo.

Not by chance, also again, this important event will be held on the same date Bradesco will complete 73-year existence.

The choice of this date, besides being so meaningful for the Bradesco Organization, consolidates our pioneering spirit in the Annual Shareholders’ Meeting Calendar in the national market, which demanded increased engagement to study all the changes recently observed in the legislation in force, examining and tailoring a large volume of information that we are making available, with trust, in this Manual, in which you will find the necessary guidelines for the evaluation of the matters and in the decision-making process in the mentioned Shareholders’ Meetings.

We believe that these next 36 days that separate us from the date of our Shareholders’ Meetings are sufficient for an adequate evaluation of the matters that will be submitted to you.

Certain to continue relying on the trust that you have in us and, especially, in the Bradesco Organization, we remain at your disposal for any clarifications you deem necessary.

Sincerely,

Lázaro de Mello Brandão Chairman of the Board of Directors	Luiz Carlos Trabuco Cappi Chief Executive Officer and Vice Chairman of the Board of Directors

Information on the Shareholders’ Meetings

According to Article 132 of Law No. 6,404/76, Corporations should hold their Annual Shareholders’ Meeting in 4 (four) months following the end of the fiscal year, in order to deal with the following matters:

I.    to analyze the management accounts, examine,discuss and vote on the financial statements;

II.   to resolve on the allocation of the net income for the year and the distribution of dividends; and

III.  to elect the management and the fiscal council’s members.

Other matters that are interesting to the Company, when provided by law, bylaws or listed in the Call Notice, will be discussed and resolved at the Special Shareholders’ Meeting.

According to the Sole Paragraph of Article 131 of Law No. 6,404/76, the Special and Annual Shareholders’ Meetings may be cumulatively called and held at the same place, date and time, as well as drawn up in single minutes.

Using that power, we are convening cumulative Shareholders’ Meetings general to be held on March 10, 2016, at 4:00 p.m., whose Call Notice, contained in this Manual, lists, segregated and expressly, on the agenda, all matters to be discussed in the respective Shareholders’ Meetings, and no other matter pending approval by the shareholders’ meeting shall be included.

The documents mentioned in Article 133 of Law No. 6,404/76, related to the fiscal year ended on December 31, 2015, were made available to national and foreign investors (BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX) on January 28, 2016 and can also be visualized on BM&FBOVESPA (www.bmfbovespa.com.br) and CVM (www.cvm.gov.br) websites, as well as in Bradesco’s website (www.bradesco.com.br/ri). On February 5, 2016, they shall be published in the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”.

These documents are:

I.     Management Report on the business and main administrative facts of the fiscal year ended;

II.    Financial Statements;

III.   Independent Auditors’ Report;

IV.   Fiscal Council’s Opinion; and

V.    Summary of the Audit Committee’s Report.

All the other documents referring to the Shareholders’ Meetings are part of this Manual and are at the disposal of the shareholders at the Shares and Custody Department of Bradesco, in Núcleo Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, which may also be viewed on Bradesco, BM&FBOVESPA and CVM websites.

Quorum

Pursuant to Article 125 of Law No. 6,404/76, save the exceptions provided for by law, the Shareholders’ Meeting will be installed, on first call, with the attendance of shareholders representing at least ¼ (one quarter) of the voting capital stock and, on second call, it shall be installed with any number of shareholders.

The Special Shareholders’ Meeting resolving on the amendment to the Bylaws, pursuant to Article 135 of Law No. 6,404/76, will be instated on first call with the attendance of shareholders representing at least

2/3 (two thirds) of the voting capital stock, and it may be installed with any number of shareholders on second call.

Resolutions Quorum

According to Article 129 of Law No. 6,404/76, the resolutions shall be taken by the absolute majority of votes, not computing the blank votes.

Exercise of Voting Right

Common Shareholders

Pursuant the Brazilian legislation and Bradesco’s Bylaws, common shareholders shall be entitled to vote on all matters listed in the Agenda.

Preferred shareholders and non-controlling common shareholder

In relation to the election of members to compose the Board of Directors and the Fiscal Council, Law No.6,404/76 – items 3 and 4 of the Annual Shareholders’ Meeting Agenda -  establishes the possibility of preferred shareholders and non-controlling common shareholders elect their candidates, as follows:

- Board of Directors (item 3 of the Annual Shareholders’ Meeting Agenda)

Pursuant to the provisions of Article 141 of Law No. 6,404/76, will be entitled to elect and dismiss a Board of Director’s member, in a separate voting process, except the controlling shareholder, the majority of holders:

I.     of common shares that represent, at least, 15% (fifteen percent) of the total of common shares;

II.    of preferred shares that represent, at least, 10% (ten percent) of the capital stock; and

III.   verifying that neither the holders of common nor the holders of preferred shares comprise the quantity required in the items above, they will be entitled to combine their shares to elect jointly a member for the Board of Directors, taking into consideration the quorum of 10% (ten percent) of the capital stock.

Only shareholders that prove the uninterrupted ownership of shares required during the period of at least 3 (three) months immediately preceding the Shareholders’ Meeting will be entitled to elect or dismiss Board of Director’s members by means of separate voting process.

In case the adoption of the multiple voting system that meets the legal requirements and regulations (caput and Paragraph 1 of Article 141 of Law No. 6,404/1976, and CVM Instruction No. 165/1991) is required, the number of members may be increased by resolution of the shareholders during the Annual Shareholders’ Meeting itself, opportunity in which other Board of Directors’ members may be elected by minority shareholders, in separate voting process, provided that they met the requirements set out in Paragraphs 4 to 6 of Article 141 of Law No. 6,404/1976.

- Fiscal Council (item 4 of the Annual Shareholders’ Meeting Agenda)

In the establishment of the Fiscal Council the following standards will be observed:

a) the holders of preferred shares will be entitled to elect, in a separate voting process, 1 (one) member and his/her respective alternate; non-controlling common shareholders will have the same right, since there is in the market at least 10% (ten percent) or more of common shares issued by the Company;

b) except for the provisions in the previous item, other common shareholders may elect the effective and alternate members that, in any case, shall be equal to the number of the elected members in accordance with subparagraph “a”, plus one.

Holders of American Depositary Receipts (ADRs)

Will be given to holders of American Depositary Receipts (ADRs) the right to vote on matters listed in the Agenda, subject to the same criteria reserved for domestic investors, according to the types of shares (common or preferred) their ADRs represent.

Multiple Voting Process

Pursuant to CVM Instructions No. 165, of December 11, 1991, and No.282 of June 26, 1998, to request the adoption of the multiple voting process in order to elect the members of the Board of Directors, the requesting shareholders shall represent the minimum of 5% (five percent) of the Company’s voting capital.

As provided for in Paragraph One of Article 141 of Law No. 6,404/76, this right shall be exercised by shareholders within 48 (forty-eight) hours before the Shareholders’ Meeting, being the Presiding Board chairing the Meeting responsible for informing the shareholders in advance, in view of the “Attendance Book”, the number of votes necessary to elect each member of the Board of Directors.

The multiple voting process shall occur by assigning to each share as many votes as the members of the Board of Directors to be elected. The shareholder may accumulate votes in one candidate or distribute them among several candidates. In this process, candidates will be nominated and elected individually, with their names registered before the Board of the Meeting.

Participation in the Shareholders’ Meetings

Attendance

The Company’s shareholders may take part in the Shareholders’ Meetings by attending the meetings at the place they are held and by casting their vote, according to the class of shares held by them (common and/or preferred) and the matters to be voted on.

Pursuant  to  the  provisions  in  Article  126  of  Law  No.  6,404/76,  shareholders  must  attend  the Shareholders’ Meetings providing, in addition to their identification document, a certificate of ownership of   the   Company’s  shares,  issued  by  the   depositary  and/or  custodian   financial  institution.  The management recommends that referred certificate of ownership be sent within 2 (two) business days before the date of mentioned Shareholders’ Meetings.

Legal  entities  shareholders,  such  as  Companies  and  Investment  Funds,  must  be  represented  in accordance with their Bylaws, Articles of Incorporation or Charters, delivering the documents that evidence the good standing of the representation, having with them the Minutes of the election of Management, as the case may be, at the place and time indicated in item below.

Before the Meetings are installed, shareholders will sign the Attendance Book.

Shareholders without voting rights may attend the Shareholders’ Meeting and discuss the matters submitted for resolution, in addition to the ones contained in items 3 and 4 of the Annual Shareholders’ Meeting.

Attorneys-in-fact

Shareholders  may  also  be  represented  by  an  attorney-in-fact  appointed  not  more  than  one  year, provided that he/she is a shareholder, manager of Banco Bradesco S.A., lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, pursuant to Paragraph One, of Article 126, of Law No. 6,404/76, and the power of attorney shall mandatorily bear a notarized signature of the grantor at the Notary. We also observe that the legal entities shareholders may be represented as their bylaws/articles of incorporation.

In order to help shareholders, the  Power of Attorney Samples contained in this Manual may be used, in which case the attorney-in-fact shall vote in strict compliance with the instructions contained in the respective powers of attorney.

Optionally, the shareholders may also grant powers of attorney with different texts from those suggested herein, provided that they comply with the provisions of Law No. 6,404/76 and the Brazilian Civil Code.

When the shareholder is represented by an attorney-in-fact, the good standing of the power of attorney will be verified before the beginning of the Shareholders’ Meetings.

In order to speed up the process and facilitate the works in the Meetings, the certificate of ownership of the shares and the power of attorney may, at the shareholders’ discretion, be sent to the Company’s headquarters, preferably, within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. - Secretaria Geral - Área Societária – Núcleo Cidade de Deus - 4o  andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. Copy of the documentation may also be sent by email to governancacorp@bradesco.com.br.

Before being forwarded to the Company, the powers of attorney drawn up in foreign language must be translated into Portuguese and their translation must be registered at the Registry of Deeds and Documents.

Call Notice

Bradesco Bradesco S.A.

Corporate Taxpayer’s ID No. 60.746.948/0001-12

Corporate Registry ID No. 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notice

We invite the shareholders of this Company to meet at the cumulative Special and Annual Shareholders’ Meetings, on March 10, 2016, at 4 p.m., at the Company’s headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, to:

I.     Special Shareholders’ Meeting

1)   ratify the decision made on this date, by the Board of Directors, to cancel the capital stock increase by means of private subscription of shares approved in the Special Shareholders’ Meeting held on December 17, 2015, at the amount of R$3,000,000,000.00, by the issuance of 164,769,488 new book-entry, registered shares, with no par value, of which 82,571,414 are common shares at the unit price of R$19.20 and 82,198,074 are preferred shares at the unit price of R$17.21. The decision derived from the volatility of the national and international stock markets, with impacts on the share price in the Stock Exchange;

2)  resolve    on    the    Board    of    Directors’    proposals    to    increase    the    capital    stock    in R$8,000,000,000.00, increasing it from R$43,100,000,000.00 to R$51,100,000,000.00, with bonus  stock,  by  means  of  capitalization  of  part  of  the  balance  of  the  “Profit  Reserves  – Statutory Reserve”, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 504,872,885 new book-entry, registered shares, with no par value, of which 252,436,456 are common shares and 252,436,429 are preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the record-date; and

3)    resolve on the Board of Directors’ proposal to amend the “caput” of Article 6 of the Bylaws in order to reflect the capital stock mentioned in the previous proposal.

II.    Annual Shareholders’ Meeting

1) acknowledge  the  management  accounts  and  examine,  discuss  and  vote  on  the  Financial Statements related to the fiscal year ended on December 31, 2015;

2) resolve on the Board of Directors’ proposal for the allocation of the net income of the fiscal year 2015 and ratify the early distribution of interest on shareholders’ equity and dividends paid and to be paid;

3) establish the number of members of the Board of Directors and elect its  members, according to the provisions of Articles 141 and 147 of Law No. 6,404, of December 15, 1976, and of CVM Instruction No. 367, of May 29, 2002,  being necessary, pursuant to the provisions of CVM Instructions No. 165, of December 11, 1991, and No. 282, of June 26, 1998,  at least 5% (five percent) of the voting capital so that the shareholders may request the adoption of multiple voting process;

4) elect the Fiscal Council’s members, observing the provisions of Article 161 and 162 of Law No. 6,404, of December 15, 1976;

5) resolve on the compensation and the amount to support the Management’s Pension Plan;  and

6) resolve on the monthly compensation of the Fiscal Council’s effective members.

Participation in the Meetings: pursuant to Article 126 of Law No. 6,404, of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, shareholder must observe that:

•  in addition to the identification document, he/she must also provide a certificate of ownership of the shares issued by the Company, issued by the custodian financial institution. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•  in the event of impossibility to attend the Shareholders’ Meetings, the shareholder may also be represented by an attorney-in-fact appointed not more than one year, provided that he/she is a shareholder, manager of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

•  before being forwarded to the Company, the powers of attorney drawn up in foreign language must be translated into Portuguese and their translation must be registered at the Registry of Deeds and Documents;

•  in  order  to  speed  up  the  process  and  facilitate  the  works  in  the  Shareholders’  Meetings,  the certificate of ownership of the shares, the power of attorney and possible voting declaration may, at the shareholder’s discretion, be sent to the Company’s headquarters, preferably within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. - Secretaria Geral - Área Societária – Núcleo Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP   06029-900.       Copy   of   the   documentation   may   also   be   sent   by   email   to governancacorp@bradesco.com.br.

Documents made available to shareholders: all legal documents and further information necessary for analysis and exercise of voting right are available to shareholders in Bradesco’s Shares and Custody Department, Núcleo Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and on the websites www.bradesco.com.br – Corporate Governance – Shareholders, BM&FBovespa (www.bmfbovespa.com.br) and CVM (www.cvm.gov.br).

Eventual clarifications may be obtained on the Investor Relations website - www.bradesco.com.br/ir – Corporate Governance, in the Bradesco’s Branches Network or via e-mail governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, February 3, 2016.

Lázaro de Mello Brandão

Chairman of the Board of Directors

Special Shareholders’ Meeting

Ratification of the decision to cancel the capital stock increase approved in the Special

Shareholders’ Meeting held on December 17, 2015 and proposals to increase the capital stock by means of capitalization of free existing reserves through bonus stock to shareholders, with consequent statutory amendment

Dear shareholders,

The  Board  of  Directors  of  Banco  Bradesco  S.A.  hereby  submits,  for  your examination and resolution:

1) the ratification of the decision made on this date, in a meeting of this Body, to cancel the capital stock increase by means of private subscription of shares approved in the Special Shareholders’ Meeting held on December 17, 2015, at the amount of R$3,000,000,000.00, by the issuance of

164,769,488 new book-entry, registered shares, with no par value, of which 82,571,414 are common shares at the unit price of R$19.20 and 82,198,074 are preferred shares at the unit price of R$17.21. The decision derived from the volatility of the national and international stock markets, with impacts on the share price in the Stock Exchange;

2) proposals to increase the capital stock in R$8,000,000,000.00, increasing it from R$43,100,000,000.00 to R$51,100,000,000.00, with bonus stock, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve”, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 504,872,885 new book-entry, registered shares, with no par value, of which 252,436,456 are common shares and 252,436,429 are preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the record-date, observing that:

I.     Purposes: adjust the limit of the balance of the profits reserves of the Company to the provisions of Article 199 of Law No. 6,404/76 and to Article 28 of the Bylaws. In addition, a greater number of outstanding shares can lead to an increase in business and make it possible to adjust the price, making the unit price more attractive and accessible to a larger number of investors.

II.    Record Date of Entitlement to the Bonus Stock: it will be informed to the market after the respective process is approved by the Central Bank of Brazil.

III.   Trading: current shares shall continue to be traded entitled to bonus and the new shares will be available for trading after the approval of the respective process by the Central Bank of Brazil and inclusion in the shareholders’ position, to be notified to the market.

IV.   Bonus Shares Entitlement – they will be entitled to dividends and/or interest on shareholders’ equity to be declared as of the date of their inclusion in the shareholders’ position. They are also fully entitled to eventual advantages attributed to other shares as of the aforementioned date.

V.    Monthly Interest on Shareholders’ Equity: will be kept in R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with payment by the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, already net of withholding income tax of 15% (fifteen per cent). They will continue to be paid according to the System for Payment of Monthly Dividends/Interest on Shareholders’ Equity. The withholding income tax does not apply to legal entities that are exempt from such taxation. In this way, the total amount paid monthly will change due to the larger number of shares issued.

VI.   Fractions of Shares: the bonus stock will occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold in an auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA) - Securities, Commodities and Futures Exchange. After the necessary approval by the Central Bank of Brazil, and before the sale, Bradesco shall establish a period not inferior to 30 days, during which the shareholders may transfer the fractions of shares, according to Paragraph Three of Article 169 of Law No. 6,404/76. After the sale of shares, the respective amounts will be made available to shareholders entitled thereto. Further details shall be informed to shareholders in due course.

VII. Cost  of  Bonus  Shares:  the  cost  attributed  to  bonus  stock  is  R$15.845572693  per  share, regardless of the type, pursuant to the provisions in Article 10 of Law No. 9,249, of December 26, 1995, and  in  Paragraph One of Article 47 of the Normative Ruling of the Brazilian Internal Revenue Service No. 1,022, of April 5, 2010.

VIII. Additional Procedures – Payment of Fractions of Shares: the amounts arising from fractions of shares will be made available to shareholders, as follows:

a)    to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have the data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID, Identification Document and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

b)    to shareholders whose shares are deposited at the BM&FBOVESPA S.A., by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

3) proposal to amend the “caput” of Article 6 of the Bylaws in order to reflect the capital stock change mentioned in the previous proposal, which will have the following wording, after the process is approved by the Central Bank of Brazil: “Article 6) The capital stock is  R$51,100,000,000.00 (fifty one billion and one hundred million reais),  divided  into  5,553,601,732  (five billion, five hundred fifty- three million, six hundred one thousand, seven hundred thirty-two), book-entry, registered shares, with no par value, of which 2,776,801,011 (two billion, seven hundred seventy-six million, eight hundred one thousand, eleven) are common shares and 2,776,800,721 (two billion, seven hundred seventy-six million, eight hundred thousand, seven hundred twenty-one) are preferred shares.”

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.

Further details may be obtained as follows:

Attachment regarding the capital stock increase cancellation

Attachment regarding the capital stock increase, according to Attachment 14 required by Article 14 of CVM Instruction No. 481, of December 17, 2009.

Annual Shareholders' Meeting Proposal for the net incomeallocationof the fiscal year2015 andratificationof the early distributionof interest on shareholders’equity and dividends paid and to be paid

Dear shareholders,

Taking into account that Banco Bradesco S.A. obtained during the year ended on December 31, 2015 the net income of R$17,189,634,385.47, the Board of Directors hereby submits, for examination and resolution, proposal to:

a) allocate  it  as  follows:  R$859,481,719.27  to  the  “Profit  Reserves  –  Legal  Reserve”  account; R$10,295,188,976.73 to the “Profit Reserves – Statutory Reserve” account; and R$6,034,963,689.47 for the payment of interest on shareholders’ equity and dividends, of which R$1,980,763,689.47 have already been paid and R$4,054,200,000.00 will be paid on March 1, 2016;

b) ratify the early distribution of interest on shareholders’ equity and dividends paid and to be paid, mentioned above, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2015 will not be proposed to the Shareholders’ Meeting.

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

Further details may be obtained in the  Attachment on the net income allocation of the year, according to the terms of Attachment 9-1-II of CVM Instruction No. 481, of December 17, 2009.

Ann[u]al Shareholders’ Meeting Proposal to elect the Board of Directors’ members

Dear shareholders,

The controlling shareholders of Banco Bradesco S.A., represented pursuant to their Bylaws, hereby submit, for examination and resolution, observing the provisions of the “caput”of Article 8 of the Company’s Bylaws, proposal so that the Company’s Board of Directors is comprised of, in the current fiscal year, 8 (eight) members, also proposing the reelection of its current members, Messrs: Lázaro de Mello Brandão, Brazilian, married, bank employee, Identity Card 1.110.377-2/SSP-SP, Individual Taxpayer’s ID 004.637.528/72; Luiz Carlos Trabuco Cappi, Brazilian, widower, bank employee, Identity Card 5.284.352-X/SSP-SP, Individual Taxpayer’s ID 250.319.028/68; Ms. Denise Aguiar Alvarez, Brazilian,  amicably  separated,  educator,  Identity  Card  5.700.904-1/SSP-SP,  Individual  Taxpayer’s  ID 032.376.698/65; Messrs. João Aguiar Alvarez, Brazilian, married, agricultural engineer, Identity Card 6.239.718-7/SSP-SP, Individual Taxpayer’s ID 029.533.938/11; Carlos Alberto Rodrigues Guilherme, Brazilian,   married,   bank   employee,   Identity   Card   6.448.545-6/SSP-SP,   Individual   Taxpayer’s   ID 021.698.868/34;  Milton  Matsumoto,  Brazilian,  married,  bank  employee,  Identity  Card  29.516.917-5/SSP-SP, Individual Taxpayer’s ID 081.225.550/04; José Alcides Munhoz, Brazilian, married, bank employee, Identity Card 50.172.182-4/SSP-SP, Individual Taxpayer’s ID 064.350.330/72, and Aurélio Conrado Boni, Brazilian, married, bank employee, Identity Card 4.661.428-X/SSP-SP, Individual Taxpayer’s ID 191.617.008/00, all of them domiciled in Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, CEP 06029-900.

They clarify that their candidates filed, at Bradesco’s headquarters, a statement, under the legal penalties, that they are in compliance with previous eligibility conditions, as set forth in Articles 146 and 147 of Law No. 6,404/76 and in Resolutions No. 3,198/2004 and No.4,122/2012, of the National Monetary Council. Should they be elected, they will have their names submitted to the approval of the Brazilian Central Bank, after which they shall take possession of their posts for 1 (one) year term of office, extending up to the investiture of new Board members to be elected in the Annual Shareholders’ Meeting to be held in 2017.

 -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

For further details, check the  Résumés of the candidates appointed by the controlling shareholders to compose the Board of Directors, according to Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009, pursuant to Attachment A of CVM Instruction No. 552, of October 9, 2014.

Ann[u]al Shareholders’ Meeting Proposal to elect members to compose the Fiscal Council

Dear shareholders,

The Article 2 of the Fiscal Council’s Charter and Article 20 of the Company’s Bylaws establish that the Fiscal Council shall be composed of 3 (three) to 5 (five) effective members and equal number of alternate members, shareholders or not.

Considering the provisions of letter “b” of Paragraph Four, Article 161 of Law No.6,404/76, which give the shareholders voting rights (except the minority shareholders, to whom applies the letter “a” of Paragraph Four of mentioned Article) the possibility to elect the majority of the members of mentioned Body and their respective alternate members, acting as controlling shareholders, we hereby submit to you proposal for the election of the Fiscal Council’s members, all with 1 year term of office, until the Annual Shareholders’ Meeting to be held in 2017 , indicating to compose it:

a) as effective members, Messrs. Domingos Aparecido Maia, Brazilian, married, accountant,  Identity Card 7.220.493-X/SSP-SP, Individual Taxpayer’s ID 714.810.018/68, domiciled  on Avenida Epitácio Pessoa, 2.300, apartament 803, Bloco 2, Ipanema, Rio de Janeiro, RJ, CEP 22411-072; José Maria Soares Nunes, Brazilian, common-law marriage, accountant, Identity Card 10.729.603-2/SSP-SP, Individual  Taxpayer’s  ID  001.666.878/20;  domiciled     on  Avenida  Marcos  Penteado  de  Ulhôa Rodrigues, 4.000, apartament 72B, Tamboré, Santana de Parnaíba, SP, CEP 06543-001; and Ariovaldo Pereira, Brazilian, married, accountant, Identity Card 5.878.122-5/SSP-SP, Individual Taxpayer’s ID 437.244.508/34, domiciled  on Avenida Escola Politécnica, 942, Bloco C2, ap. 172, Rio Pequeno, São Paulo, SP, CEP 05350-000.

b) as alternates  of the members above mentioned, respectively, Messrs. Nilson Pinhal, Brazilian, married, business administrator,   Identity Card 4.566.669/SSP-SP, Individual Taxpayer’s ID 221.317.958/15, domiciled   on Avenida Doutor Martin Luther King, 1.999, apartamento 52, Edifício Lorys, Jardim Umuarama, Osasco, SP, CEP 06030-016; Renaud Roberto Teixeira, Brazilian, married, entrepreneur, Identity Card 3.022.895/SSP-SP, Individual Taxpayer’s ID 057.180.078/53, domiciled on Rua Edson, 291, ap. 61, Condomínio Edifício Place Saint Remy, Campo Belo, São Paulo, SP, CEP 04618-031; and Jorge Tadeu   Pinto   Figueiredo,   Brazilian,   married,   lawyer,   Identity   Card   5.546.755-6/SSP-SP,   Individual Taxpayer’s ID 399.738.328/68, domiciled on Alameda Sibipiruna, 121, Edifício Catharina, ap. 171, Condomínio Condessa de São Francisco, Jardim Lorian, Adalgisa, Osasco, SP, CEP 06030-302.

We clarify that our candidates filed at the Company’s headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. When they are elected,  they will take office after their names are approved by the Central Bank of Brazil

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

For further details, check the  Résumés of the candidates appointed by the controlling shareholders to compose the Fiscal Council, according to Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009, pursuant to Attachment A of CVM Instruction No. 552, of October 9, 2014.

Ann[u]al Shareholders’ Meeting Appointment of candidates to compose the Fiscal Council formalized by preferred shareholder

Dear shareholders,

Mr. Roberto Kaminitz, holder of preferred shares issued by the Company, presented to Bradesco the names and qualifications of his candidates to compose the Fiscal Council, as follows:

Effective Member: Luiz Carlos de Freitas, Brazilian, married, accountant, Identity Card 7.580.603/SSP- SP, Individual Taxpayer’s ID 659.575.638-20, domiciled on Avenida Miguel Frias e Vasconcelos, 1.200, ap. 25N, Jaguaré, São Paulo, SP, CEP 05345-000; Alternate Member: João Batistela Biazon, Brazilian, married,   entrepreneur,  Identity   Card   549.241/SSP-PR,   Individual   Taxpayer’s   ID   003.505.919/20, domiciled on Alameda dos Anapurus, 511, apartamento 21, Moema, São Paulo, SP, CEP 04087-000.

.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

For  further  details,  check  the  Résumés of  the  candidates  appointed  by  preferred  shareholders  to compose the Fiscal Council, according to Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No.480, of December 7, 2009, pursuant to Attachment A of CVM Instruction No. 552, of October 9, 2014.

We suggest the shareholder holding preferred shares that eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting, use the  power of attorney sample, in order to exercise his/her voting right.

Ann[u]al Shareholders’ Meeting Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholder

Dear shareholders,

Mr. Henrique Borenstein, holder of common shares issued by the Company, presented to Bradesco the names and qualifications of his candidates to compose the Fiscal Council, as follows:

Effective  Member:  João  Carlos  de  Oliveira,  Brazilian,  married,  business  consultant,    Identity  Card 50.785.140-7/SSP-SP, Individual Taxpayer’s ID 171.602.609/10, domiciled on  Avenida Doutor Martin Luther King, 980, ap. 71, Edifício Town Home, Jardim Umuarama, Osasco, SP, CEP 06030-003; Alternate Member:  Oswaldo de Moura Silveira, Brazilian, married, investor,  Identity Card 2.849.591/SSP-SP, Individual Taxpayer’s ID   039.735.148/87, domiciled on   Rua Dr. Manoel de Paiva Ramos, 138, apartament 82 F, Vila São Francisco, São Paulo, SP, CEP 05351-015.

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.

For further details, check the Résumés of the candidates appointed by the non-controlling common shareholder,  according  to  Items  12.5  to  12.10  of  Attachment  24  of  CVM  Instruction  No.  480,  of December 7, 2009, pursuant to Attachment A of CVM Instruction No. 552, of October 9, 2014.

We suggest that the non-controlling common shareholder who eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting use the  power of attorney sample, in order to exercise his/her voting right.

Ann[u]al Shareholders’ Meeting Proposal for the Management compensation and social security amount

Dear shareholders,

The Company’s Board of Directors of this Company hereby submits for your examination and resolution proposal for the compensation (fixed and variable), at the overall annual amount of up to R$320,000,000.00 and annual amount of up to R$180,000,000.00 to support the management’s social security, for the year 2016.

It highlights that:

1)    the sum of the amounts now proposed remain unchanged in relation to the amount approved at the Annual Shareholders’ Meeting of the previous year (2015) and is consistent with the experience and knowledge of the Managers on the Bank’s business, especially because the majority of them has made a career in the Bradesco Organization itself; and

2)    it will be incumbent on the Remuneration Committee to continue assessing corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the remuneration funds up to the limit proposed .

According to letter "n" of Article 9 of the Bylaws, the Board of Directors will decide the distribution of the annual overall amount of the remuneration and social security allowance to its own members and to the members of the Board of Executive Officers.

 -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

For further details, check the  Attachment Information on the Management Compensation, according to the provisions of Item 13 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009.

Ann[u]al Shareholders’ Meeting Proposal for the monthly compensation of the Fiscal Council’s effective members

Dear shareholders,

The Board of Directors of this Company hereby submits for you examination and resolution proposal for the monthly compensation, at the amount of R$18,000.00 to each effective member of the Fiscal Council, for the year 2016, clarifying that: a) the proposed amount meets the provisions of Paragraph Three of Article 162 of Law No. 6,404, of December 15, 1976, which establishes that the compensation for the Fiscal Council’s will be determined by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to 10% (ten percent) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, expense account and participation in the Company’s profit sharing, or any other denomination; and b) the Alternate Members are remunerated only when they replace the Effective Members, in the  cases  of  vacancy, absence  or  temporary impediments.

 -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.

For further details, check the  Attachment Information on the Management Compensation, according to the provisions of Item 13 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009.

Complementary Information

Dear Shareholders,

Following are listed the main information relating to the capital stock increase proposed last December, as well as the reasons why we are proposing its cancellation.

The decision to increase the capital stock

In the Special Shareholders’ Meeting held on December 17, 2015, the shareholders resolved to increase the capital stock at the amount of R$3,000,000,000.00, increasing it from R$46,100,000,000.00, by the issuance of 164,769,488 new book-entry, registered shares, with no par value, of which 82,571,414 are common shares and 82,198,074 are preferred shares, at the price of R$19.20 per common share and R$17.21 per preferred share.

The purpose of the capital stock increase

To strengthen the capitalization of the Bank front to its investments and growing evolution of its activities, creating flexibility for strategic positioning vis-à-vis the market opportunities; and to continue and strengthen investments in the expansion and modernization of our facilities, as well as in information technology, while maintaining the structure of the Bank in adequate levels to an efficient service and process optimization.

Subscription

Private subscription by shareholders in the period from January 4, 2016 to February 5, 2016, in the proportion of 3.275740457% over the shareholder position held on December 17, 2015 (date of the Shareholders’ Meeting that resolved on the increase).

Cancellation of the capital stock increase

The Bank has made several actions for the execution of the capital stock increase previously proposed, such as publication of the Material Fact and Notice to the Market in the main newspapers of the Country, dispatch of correspondence to shareholders and disclosure of the operation to Bradesco’s branch network, important channel of dissemination with the target public of the operation, the decision of its cancellation was primarily due to:

•  the volatility of the national and international stock markets, with impacts with impacts on the share price in the Stock Exchange; and

•  the need to protect the interests of minority shareholders, which could be damaged either by the dilution of their shareholdings participation due to non-subscription in the aforementioned capital stock increase or by the possibility to subscribe to shares issued by the Company by a value that is higher than the share price at BM&FBOVESPA.

Subscribed Shares

The shareholders who have exercised their preemptive right in the subscription will not be harmed at all, since the respective reports will be cancelled and the payment of the amount corresponding to 100% of subscribed shares would occur only on March 1, 2016, which will not occur due to the mentioned cancellation.

Complementary Information

Attachment 14 required by Article 14 of CVM Instruction No. 481, of December 17, 2009, regarding the capital stock increase

1.   Inform the amount of the increase and the new capital stock

Increase of R$8,000,000,000.00, raising the capital stock from R$43,100,000,000.00 to R$51,100,000,000.00.

2.   Inform whether the capital stock increase will be made by means of: (a) conversion of debentures into shares; (b) exercise of subscription rights or subscription warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares

Increase  by  means  of  capitalization  of  part  of  the  balance  of  the  “Profit  Reserves  – Statutory Reserve” account, pursuant to the provisions of Article 169 of Law No. 6,404/76, with 10% bonus stock.

3.   Explain, in detail, the reasons for the increase and its legal and economic consequences

Adjust the limit of the balance of the profits reserves of the Company to the provisions of Article 199 of Law No. 6,404/76 and to Article 28 of the Bylaws. In addition, a greater number of outstanding shares can lead to an increase in business and make it possible to adjust the price, making the unit price more attractive and accessible to a larger number of investors. The operation will produce legal effects solely by virtue of the assignment of ownership of 1 new share to each 10 shares of the same type previously held, getting preserved the ownership of all shareholders, without distinction, and economic effects arising from the increment of 10% in the total amount of interest on shareholders’ equity paid monthly, benefiting proportionally all shareholders. Will be held the monthly amount of interest on shareholders' equity per share, by changing the total amount due to the greater number of shares issued.

4.   Provide a copy of the Fiscal Council Opinion, if applicable

Full transcription of the Fiscal Council Opinion registered in Special Meeting of mentioned Body, held on February 3, 2016, “Fiscal Council Opinion - Banco Bradesco S.A. – The undersigned, members of the Fiscal Council of Banco Bradesco S.A., according to the provisions in Item III of Article 163 of Law No. 6,404/76, proceeding with the examination of the Board of Directors’ Proposal to increase the capital stock by means of capitalization of reserves with 10% bonus stock and the consequent amendment to the “caput” of Article 6 of the Bylaws, registered in the Special Meeting, of said Body, held on this date, opine  for  the  approval  by  the  Company’s  shareholders  in  the  Special  Shareholders’ Meeting to be held on March 10, 2016, at 4 p.m.”. Cidade de Deus, Osasco, SP, February 3, 2016. signed) José Maria Soares Nunes, João Carlos de Oliveira, Domingos Aparecido Maia, Nelson Lopes de Oliveira and Luiz Carlos de Freitas.

5.   In the event of capital increase by means of subscription of shares

The capital stock increase will not be performed by subscription of shares, but through capitalization of profit reserves.

Complementary Information

6.   In the event there is a capital stock increase by means of capitalization of profits or reserves

a.      Inform whether the face value of shares will be changed, if applicable, or whether new shares will be distributed among shareholders

The Company’s shares, pursuant to statutory provision, have no par value, including the ones derived from the capital stock increase proposed. The 504,872,885 new shares to be issued are attributed free of charge to shareholders, as bonus stock, in the proportion of 1 new share to each 10 shares held of the same type the shareholders hold on the record-date.

b.     Inform  whether  the  capitalization  of profits  or  reserves  will  take place with  or without change to the number of shares in the companies with shares with no par value

The capitalization proposed herein will increase the number of shares issued by the Company as follows:

Number of Shares	Current	Proposed
Common Shares	[2],524,364,555	[2],776,801,011
Preferred Shares	[2],524,364,292	[2],776,800,721
Tota[l]	[5,04][8],728,847	[5,55][3],601,732

c.      In the event of distribution of new shares

i.  Inform the number of issued shares of each type and class

Number of Shares Issued by Type
Common Shares	252,436,456
Preferred Share	252,436,429
Tota[l]	504,[8]72,885

ii.  Inform the percentage in shares to be received by shareholders

All shareholders will receive, as bonus stock, 10% of his/her stockholding position.

iii.  Describe the rights, benefits and restrictions attributed to the shares to be issued

Type	Rights	Benefits	Restrictions
Common Shares

• voting right;

• in the case of a public offering [r]esulting from a possible sale of the

Company’s control, the common [s]hares not part of the controlling block will be entitled to receiving [1][0][0]% (one hundred percent) of the pri[c]e paid per common share held [b]y the controlling shareholders.

• entitled to dividends and/or interest on shareholders’ equity that might be declared as of the date of their inclusion in the shareholders’ position. Entitled to receive, fully, any benefits attributed to the other shares as of the aforementioned date.

• conversion of common shares into preferred shares is not allowed;
Type	Rights	Benefits	Restrictions
Preferred Shares

• priority for Capital Stock repayment in the event of

Company’s winding-up;

• dividends 10% (ten percent) hig[h][e]r than those attributed to comm[o]n shares;

• inclusion in a public offering [r]esulting from a possible sale of the Company’s control, entitling the[i]r holders to receive price equal [t]o 80% (eighty percent) of the pri[c]e paid per common share that [i]s part of the controlling block.

		• as above.	• has no voting right, except in cases provided by law; • conversion of preferred shares into common shares not allowed.

Complementary Information

iv.         to inform the acquisition cost, in reais per share, to be assigned so that the shareholders can attend the art. 10 of Law No. 9,249, of 26 December 1995

The  cost  attributed  to  the  bonus  shares  is  R$15.845572693  per  share, regardless of the type of share.

v.     Inform the treatment given to fractions, if applicable

The bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold at an Auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores,  Mercadorias  e  Futuros  (Securities,  Commodities  and  Futures Exchange), whose date will be determined after the process is duly approved by the Central Bank of Brazil, after which the respective amounts will remain available to shareholders entitled thereto.

d.        Inform the period set forth in Paragraph 3 of Article 169 of Law No. 6,404, as of 1976

Before the auction specified in item 6.c.v, the Company will establish a time limit of not less to 30 (thirty) days, during which the shareholders may transfer the fractions of shares.

e.        Inform  and  provide  information  and  documents  mentioned  in  item  5,  when applicable

Not applicable.

7.   In  the  event  of  an  increase  of  capital  by  conversion  of  debentures  or  other  debt securities into shares or exercise of subscription bonus

Not applicable.

8. The provisions in items 1 to 7 of this Attachment shall not apply to capital increases arising from option plan, in which case the issuer must inform: “...”

Not applicable.

Complementary Information

Legal and Economic effects derived from the statutory amendment, pursuant to Article 11 of CVM Instruction No. 481, of December 17, 2009

In  relation  to  the  amendment  to  the  “caput”  of  Article  6  of  the  Bylaws,  derived  from Bradesco’s capital stock increase by means of capitalization of free existing reserves and issuance of shares to be attributed free of charge to shareholders, as bonus stock, in the proportion of 1 new share to each 10 shares of the same type the shareholders hold on the record-date, Bradesco Management predicts that mentioned statutory amendment shall produce:

•  Legal effects solely by virtue of the assignment of ownership of 1 new share for each 10 shares of the same type previously held, getting preserved the ownership of all shareholders, without distinction; and

•  economic effects arising from the increment of 10% in the total amount of interest on shareholders’ equity paid monthly, benefiting proportionally all shareholders. Will be held the monthly value of interest on shareholders' equity per share, by changing the total amount owing to the greater number of shares issued.

Complementary Information

Transcription  of  the  Bylaws  with  the  amendment  to  be  submitted  to  the resolution of shareholders in the Special Shareholders’ Meeting

Current Wording	Proposed Wording
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.	No amendments.

Sole Paragraph - As the Company was accepted, on June 26, 2001, in the special listing segment referred to as Corporate Governance Level 1 of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA), the Company, its shareholders, managers and members of the Fiscal Council shall abide by Corporate Governance Level 1 Listing Regulation of BM&FBOVESPA (Level 1 Regulation). The Company, its managers and [s]hareholders must also observe the provisions in the Regulation for Issuers Listing and Admission to Trading of Securities, including the rules regarding the [w]ithdrawal and exclusion of trading of securities admitted to trading in Organized Markets administered by BM&FBOVESPA.

No amendments.
Article 2) The Company’s term of duration is und[e]termined.	No amendments.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.

Article 4) The Company may set up or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Areas/Subsidiaries of Bradesco outside the national territory.

No amendments.
Section II - Corporate Purpose	No amendments.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.

Article 6) The capital stock is R$43,100,000,000.00 (forty three billion and one hundred million reais), divided into 5,048,728,847 (five billion, forty eight million, seven hundred twenty-eight thousand, eight hundred forty seven) non-par, book-entry, registered shares, of which 2,524,364,555 (two billion, five hundred twenty-four million, three hundred sixty four thousand, five hundred fifty five) are common shares and 2,524,364,292 (two billion, five hundred twenty- four million, three hundred sixty four thousand, two hundred ninety two) are preferred shares.

Article 6) The capital stock is R$51,100,000,000.00 (fifty one billion and one hundred million reais), divided into 5,553,601,732 (five billion, five hundred fifty-three million, six hundred one thousand, seven hundred thirty-two) book-entry, registered shares, with no par value, of which 2.776.801.011 (two billion, seven hundred seventy-six million, eight hundred one thousand, eleven) are common shares and 2.776.800.721 (two billion, seven hundred seventy-six million, eight hundred thousand, seven hundred twenty-one) are preferred shares.

Complementary Information

Paragraph One - Common shares will provide to its holders the rights and privileges provided by law. In the case of a public offering, following an eventual sale of the Company’s control, common share that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common share held by the controllers.

No amendments.
Paragraph Two - Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:	No amendments.
a) priority in Capital Stock reimbursement, in the event of the Company’s liquidation;	No amendments.
b) dividends 10% (ten per cent) higher than those attributed to common shares;	No amendments.

c) inclusion in an eventual public offering resulting [f]rom the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common share that is part of the controlling capital.

No amendments.

Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments.

Paragraph Four - The Company’s capital share is constituted of book-entry shares only, which will be kept into deposit accounts in the Company, issued in [f]avor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said [s]hares may be charged from the shareholders.

No amendments.
Paragraph Five - The following actions will not be [p]ermitted:	No amendments.
a) conversion of common shares into preferred shares and vice versa;	No amendments.
b) issue of participation certificates.	No amendments.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers.	No amendments.

Paragraph One - The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be cumulated by the same person, except for the assumptions of vacancy which shall be purpose of specific disclosure to the market and to which measures shall be taken to fill in respective positions within 180 (one hundred and eighty) days.

No amendments.

Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers [s]hall be subject to the previous signature of the Management Statement of Consent, pursuant to Level 1 Regulation, as well as the compliance with applicable legal requirements.

No amendments.

Complementary Information

Paragraph Three - The term of office of the members of the Board of Directors and of the Board of Executive Officers will be of 1 (one) year and will [e]xtend until the investiture of new elected Administrators.

No amendments.
Section V - Board of Directors	No amendments.

Article 8) The Board of Directors will be constituted by 6 (six) to 10 (ten) members elected by the General Shareholders’ Meeting, with a unified 1 (one) year term of office and they can be reelected. The [m]em[b][e][r]s elected will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, 1 (one) Chairman and 1 (one) Vice-Chairman.

No amendments.
Paragraph One - The Board’s decisions will only be [v]alid if supported by the absolute majority of the eff[e]ctive members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.

Paragraph Two – Will be admitted the participation of any member, absent for justifiable reason, by means of teleconference or videoconference or by any other means of communication that can ensure the effectiveness of his/her participation, with his/her vote considered valid for all legal purposes.

No amendments.

Paragraph Three - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice- Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

No amendments.

Paragraph Four - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

No amendments.
Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:	No amendments.
a) to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;	No amendments.
b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;	No amendments.
c) to maintain management continuity, whenever [p]ossible, which is highly recommended for the stability, prosperity and security of the Company;	No amendments.
d) to establish the general guidelines of the Company’s business, as well as to deliberate upon the constitution and performance of Operational Portfolios;	No amendments.

e) to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, the disposal and [e]ncumbrance of assets composing the Permanent Assets and non-permanent equity interest of the

No amendments.

Complementary Information

Company and its direct and indirect subsidiaries, [w]hen referring to amount higher than 1% (one per cent) of their respective Shareholders’ Equity;
f) to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;	No amendments.
g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;	No amendments.
h) to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;	No amendments.

i)   to submit to Shareholders’ Meetings appreciation proposals aiming at increasing or reducing the capital share, share grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

No amendments.
j) to deliberate upon associations, involving the Company or its Subsidiaries, including [p]articipation in shareholders’ agreements;	No amendments.
k) to approve the monetary investment of resources resulting from fiscal incentives;	No amendments.
l) to examine and deliberate upon budgets and financial statements submitted by the Board of Executive Officers;	No amendments.
m) to assume decision-making powers on specific [m]atters of the Company’s interest and to [d]eliberate upon defaulting cases;	No amendments.
n) limited to the total annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers;	No amendments.

o)  to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

No amendments.
p) to establish the remuneration of the Audit Committee members;	No amendments.

q)  to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

No amendments.

Sole Paragraph - The Board of Directors may assign [s]pecial duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters in the scope [o]f the Board of Directors.

No amendments.

Article 10) The Chairman of the Board shall preside the [m]eetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

No amendments.
SoleParagraph-TheChairmanoftheBoardmaycall the Board of Executive Officers and participate, together withotherboardmembers, inanyofits meetings.	No amendments.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by	No amendments.

Complementary Information

the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.
Section VI - Board of Executive Officers	No amendments.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two) to 108 (one hundred and eight) members, [d]istributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty- three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice- Presidents; from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers – Department Officers: from 27 (twenty-[s]even) to 47 (forty-seven) members; - Officers: from 3 (three) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 16 (sixteen) members.

No amendments.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers, following the dispositions of Paragraph One of Article 7, and the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

No amendments.

Paragraph Two - he requirements provided for in Items II of Articles 18 and 19, related to Executive Officers, Department Officers, Officers and Regional Officers, respectively, may be exceptionally waived by the Board of Directors up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice President.

No amendments.

Article 13) The Officers shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Officers may condescend and waive rights and acquire, sell and encumber assets, observing the provisions of Paragraph Four of this Article and item “e” of Article 9 of the present Bylaws.

No amendments.

Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.

No amendments.

Paragraph Two - The Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by at least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

No amendments.
Paragraph Three - The Company may be also severally represented by any member of the Board of Executive Officers or by attorney with specific powers,	No amendments.

Complementary Information

in the following cases:
a) powers of attorney with "ad judicia" clause, assumption in which the power of attorney may have an indeterminate duration and may be empowered;	No amendments.
b) receive judicial or extrajudicial summons or services of process;	No amendments.
c) participation in biddings;	No amendments.

d) representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

No amendments.
e) representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;	No amendments.
f) in “legal testimonies”.	No amendments.
Paragraph Four - Department Officers, Officers and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the regular duties conferred upon them by the law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.
a) the Chief Executive Officer shall preside the [m]eetings of the Board of Executive Officers, supervise and coordinate the actions of its members;	No amendments.
b) Executive Vice Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;	No amendments.
c) Managing Officers shall perform the duties assigned to them;	No amendments.
d) Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;	No amendments.
e) Department Officers shall conduct the activities of the Departments they work for and assist other [m]em[b][e][r]s of the Board of Executive Officers;	No amendments.
f) Officers shall perform the duties assigned to them and assist the other members of the Board of Executive Officers;	No amendments.
g) Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.	No amendments.

Article 15) The Executive Officers will hold general meetings on a weekly basis, and special meetings whe never necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory.

No amendments.

Complementary Information

The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

No amendments.

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

No amendments.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the [f]ollowing requirements on the election date:	No amendments.
I. be under 62 (sixty-two) years old;	No amendments.
II. belong to the staff of employees or managers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.	No amendments.

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to the Executive Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 65 (sixty-five) years on the date of the election.

No amendments.
Article 19) To hold the position of Department Officer, of Officer and of Regional Officer, the candidate must, on the date of the election, satisfy, cumulatively, the following requirements:	No amendments.
I. be under 60 (sixty) years old;	No amendments.
II. be an employee or officer of the Company or of its subsidiaries.	No amendments.

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to Department Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 62 (sixty-two) years old on the date of the election.

No amendments.
Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, whose operation will be permanent, will be constituted by 3 (three) to 5 (five) effective members and an equal number of substitutes.	No amendments.
Section VIII - Audit Committee	No amendments.

Article 21) The Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, being 1 (one) designated Coordinator, nominated and dismissible by the Board of Directors, with a 1 (one) year term of office, extending up to the investiture of new members nominated.

No amendments.
Paragraph One – The members of the Audit Committee may remain in the Body for a maximum of 5 terms and may only return to integrate it after, at least, three years from the end of the last	No amendments.

Complementary Information

reappointment allowed.
Paragraph Two – Up to one-third of the members of the Audit Committee may be reappointed to the [b]ody to the maximum of other five consecutive annual terms.	No amendments.
Paragraph Three - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;	No amendments.
b) to review financial statements including foot [n]otes, management reports and independent auditors’ report, prior to their disclosure to themarket;	No amendments.

c)   to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

No amendments.

d)   to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

No amendments.

e)   to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;

No amendments.
f) to recommend to the Board of Executive Officers correction or improvement in policies, practices and procedures included in its attributions;	No amendments.
g) to hold meetings, at least on a quarterly basis, [w]ith the Company’s Board of Executive Officers and internal and external auditors;	No amendments.

h)   to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

No amendments.
i) to establish operating rules for its functioning;	No amendments.
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.	No amendments.
Section IX - Remuneration Committee	No amendments.

Article 22) The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of 3 (three) to 7 (seven) members, appointed and dismissed from office by the Board of Directors, with 1 (one) year

No amendments.

Complementary Information

term of office, and one of them shall be designated Coordinator.
Paragraph One - Members will be appointed among members of the Board of Directors and/or Board of Executive Officers, except for 1 (one) member who necessarily will be non-manager.	No amendments.

Paragraph Two - The members of the Board of Directors and the non-manager member, if he is Bradesco Organization’s employee, will not be compensated for the exercise of their position as members of the Compensation Committee. When the member is not an employee and, when appointed, will have his compensation set forth by the Board of Directors, according to market parameters.

No amendments.

Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term exceeding 10 (ten) years. Only after the completion of this term, this member may return to the Committee, after [e]lapsing, at least, 3 (three) years.

No amendments.
Paragraph Fourth - The Committee shall aim at assisting the Board of Directors on the management compensation policy, pursuant to prevailing laws.	No amendments.
Section X - Ombudsman	No amendments.

Article 23) The Company shall have an organizational component referred to as Ombudsman, which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Central Bank of Brazil, composed of 1 (one) Ombudsman, appointed and dismissed by the Board of Directors, with 1 (one) year term of office.

No amendments.
Paragraph One - The Ombudsman’s duty shall be the [f]ollowing:	No amendments.

a)   to ensure the strict observance to the legal and regulatory rules related to the consumer rights and work as a channel of communication among the Institutions provided for by “caput” of this Article, clients and users of products and services, including in the intervention in conflicts;

No amendments.

b)   to receive, register, guide, analyze and provide formal and proper treatment to complaints of clients and users of products and services of the Institutions provided for in “caput” of this Article, not solved by usual services provided by branches or any other service branches;

No amendments.
c) to provide the necessary clarifications and to inform the claimants about the progress of their demands and the measures adopted;	No amendments.

d) to inform the complainants about the deadline estimated for final answer, which may not exceed ten business days, and it can be extended, exceptionally and so justified, only once for an equal period, limited the number of extensions to 10% (ten percent) of the total demands in the [m]onth, and should the complainant be informed of the reasons for the extension.

No amendments.
e) to forward a conclusive answer to claimants’ demand until the term informed in letter “d”;	No amendments.
f) to propose corrective measures to the Board of	No amendments.

Complementary Information

Directors, or improvement of procedures and routines, in view of the analysis of complaints received;

g)   to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.

No amendments.
Paragraph Two - The Company:	No amendments.
a) will maintain adequate conditions for the operation of the Ombudsman, as well as, so that its performance is guided by transparency, independence, impartiality and exemption;	No amendments.

b)    will ensure the Ombudsman access to information necessary to prepare adequate answer to complaints received, with total administrative support, and may request information and documents for the performance of its activities.

No amendments.
Section XI - Shareholders’ Meetings	No amendments.
Article 24) General and Special Shareholders’ Meetings will be:	No amendments.
a) called by sending to the shareholders a minimum 15 (fifteen)-day notice;	No amendments.
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.	No amendments.
Section XII - Fiscal Year and Income Distribution	No amendments.
Article 25) The fiscal year coincides with the civil year, ending on December 31.	No amendments.

Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

No amendments.

Article 27) The Net Income, as defined in Article 191 of the Law No. 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:

No amendments.
I. constitution of the Legal Reserve;	No amendments.

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

No amendments.

III.   payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts

No amendments.

Complementary Information

[s]pecified in items I, II and III of Article 202 of the Law No. 6,404/76.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.

No amendments.

Article 28) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated 100% (one hundred per cent) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five per cent) of the Company’s paid-in capital share amount.

No amendments.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest in shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Item III, and/or retention of profits pursuant to Article 196 of the Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will [b]e determined after the full deduction of such allocations.

No amendments.

Complementary Information

Attachment 9-1-II of Instruction No. 481, of December 17, 2009, regarding the net income allocation of the year

1.   Inform the annual net income.

The net income for 2015 was R$17,189,634,385.47.

2.   Inform the total amount and the amount per share of dividends, including dividends already paid and interest on shareholders’ equity already declared

Description	Amount (R$)	Amount per common share(R$)		Amount per preferredshare(R$)
		Gross	Net of Withholding Income Tax	Gross	Net of Withholding Income Tax
Interest on Shareholders’ Equity paid from February/2015 to January/2016	1,068,763,689.47	0.211702410	0.179947048	0.232872654	0.197941758
Interim Dividends of the 1[s]t half paid on July 17, 2015	912,000,000.00	0.172629101	(*) 0.172629101	0.189892011	0.189892011(*)
Complementary Interest on Shareholders’ Equity declared on December 16, 2015, to be paid on March 1, 2016	4,054,200,000.00	0.767706865	0.652550835	0.844477552	0.717805919
Total Amount of Dividends and Interest on Shareholders’ Equity related to the year 2015	6,034,963,689.47	1.152038376	1.005126984	1,267242217	1.105639688

(*) Not subject to Withholding Income Tax

3.   Inform the percentage of net income for the year distributed

Description	Amount (R$)	Percentage
Net Income for the Year 2015	17,189,634,385.47
Legal Reserve	(859,481,719,27)
Basis of Calculation of Dividends / Interest on Shareholders’ Equity	16,330,152,666.20
Dividends paid	912,000,000.00
Gross Amount of Interest on Shareholders’ Equity Paid and to be Paid	5,122,963,689.47
Total Gross Amount of Dividends and Interest on Shareholders’ Equity	6,034,963,689.47	36.96%
Withholding Income Tax on Interest on Shareholders’ Equity (*)	(768,444,553.42)
Total Net Amount of Dividends and Interest on Shareholders’ Equity	5,266,519,136.05	32.25%

(*)Withholding Income Tax does not consider exempt / immune shareholders

4.   Inform the total amount and the amount per share of dividends distributed based on income of previous years

The distribution of dividends based on the income of previous years was not proposed.

5.   Inform, deducting the dividends already paid and interest on shareholders’ equity already declared:

a.    The gross amount of dividend and interest on shareholders’ equity, segregated by each type and class of share

Not applicable.

Complementary Information

b.    The form and term of payment of dividends and interest on shareholders’ equity

Not applicable.

c.    Possible  impact  of  restatement  and  interest  on  the  Dividends  and  Interest  on Shareholders’ Equity

There will be no incidence of update and interest on Dividends.

d.    Date of declaration of payment of dividends and interest on shareholders’ equity considered for identification of shareholders who will be entitled to receive them

Not applicable.

6.   If there were a declaration of dividends or interest on shareholders’ equity based on profits earned in semi annuals balance sheets or shorter periods

a.    Inform the amount of dividends or interest on shareholders’ equity already declared

1.   R$1.068,763,689.47,  regarding  the  monthly  interest  on  shareholders’  equity, declared and paid on the dates contained in the table of item b.1 below;

2.   R$912,000,000.00, regarding the intermediary dividends, declared on June 22, 2015 and paid on July 17, 2015;

3.   R$4.054,200,000.00, regarding the complementary interest on shareholders’ equity, declared on December 16, 2015, to be paid on March 1, 2016.

b.    Inform the date of the respective payments

1.   See the following table with payments of monthly interest on shareholders’ equity, at the amount of R$1,068,763,689.47:

Payment Date	ReferenceMonth	Amount per Common Share (R$)		Amount per Preferred Share (R$)
		Gross	Net	Gross	Net
February 2, 2015	January	0.018817992	R$0.015995293	R$0.020699791	R$0.017594822
March 2, 2015	February
April 1, 2015	March
May 4, 2015	April	0.017249826	R$0.014662352	R$0.018974809	R$0.016128588
June 1, 2015	May
July 1, 2015	June
August 3, 2015	July
September 1, 2015	August
October 1, 2015	September
November 3, 2015	October
December 1, 2015	November
January 4, 2016	December

Obs.:       Theunitamountofinterestonshareholders’equitywereadjustedonMarch17,2015,frominterestonshareholders’equity referring to April/2015, due to the approval of the process of bonus share by the Central Bank of Brazil.

Complementary Information

2.   the value referring to interim dividends, at the amount of R$912,000,000.00, was paid on July 17, 2015;

3.   the  value  referring  to  complementary  interest  on  shareholders’  equity,  at  the amount of R$4,054,200,000.00, will be paid on March 1, 2016.

7.   Provide a comparative table indicating the following amounts per each type and class of share:

a.   Net income of the year and of the 3 (three) previous years

Year	Amount R$
2015	3.40
2014	2.99
2013	2.38
2012	2.25

Obs.: book net income per share in 2012, 2013 and 2014 was adjusted by the bonus stock process that occurred in March 2015 to allow comparability.

b.   Dividends   and   interest   on   shareholders’   equity   distributed   in   the   3   (three) previous  years

Year 2014	Per share (gross) – R$		Gross paid/provisioned Amount (R$)	Withholding Income Tax (R$) (15%)	Net paid/provisioned Amount (R$)
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February /2014 to January/2015)	0.225816	0.248397	994,707,605.25	149,206,140.79	845,501,464.46
Intermediary Interest on Shareholders’ Equity of the 1[s]t half (paid on July 18, 2014)	0.188201	0.207021	829,000,000.00	124,350,000.00	704,650,000.00
Complementary Interest on Shareholders’ Equity (paid on March 6, 2015)	0.590326	0.649358	2,600,300,000.00	390,045,000.00	2,210,255,000.00
Complementary Dividends (paid on March 6, 2015)	0.143154	0.157469	630,572,371.85	-	630,572,371.85
Total accrued on December 31, 2014	1.147497	1.262247	5,054,579,977.10	663,601,140.79	4,390,978,836.31

Year 2013	Per share (gross) – R$		Gross paid/provisioned Amount (R$)	Withholding Income Tax (R$) (15%)	Net paid/provisioned Amount (R$)
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February /2013 to January/2014)	0.225816	0.248397	972,751,912.18	145,912,786.83	826,839,125.35
Intermediary Interest on Shareholders’ Equity of the 1[s]t half (paid on July 18, 2013)	0.188253	0.207079	829,997,720.86	124,499,658.13	705,498,062.73
Complementary Interest on Shareholders’ Equity (paid on March 7, 2014)	0.322577	0.354834	1,421,300,000.00	213,195,000.00	1,208,105,000.00
Complementary Dividends (paid on March 7, 2014)	0.193827	0.213209	853,857,874.85	-	853,857,874.85
Total accrued on December 31, 2013	0.930473	1.023519	4,077,907,507.89	483,607,444.96	3,594,300,062.93

Year 2012	Per share (gross) – R$		Gross paid/provisioned Amount (R$)	Withholding Income Tax (R$) (15%)	Net paid/provisioned Amount (R$)
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from August/2012 to January/2013)	0.112908	0.124199	452,558,333.78	67,883,750.07	384,674,583.71
Intermediary Interest on Shareholders’ Equity of the 1[s]t half (paid on July 18, 2012)	0.188185	0.207003	754,349,149.12	113,152,372.37	641,196.776,75
Complementary Interest on Shareholders’ Equity (paid on March 7, 2013)	0.512558	0.563814	2,054,400,000.00	308,160,000.00	1,746,240,000.00

Complementary Information

Monthly Dividends (paid from February to July/2012)	0.091609	0.100770	367,207,430.74	-	367,207,430.74
Complementary Dividends (paid on March 7, 2013)	0.066485	0.073134	266,483,412.12	-	266,483,412.12
Total accrued on December 31, 2012	0.971745	1.068920	3,894,998,325.76	489,196,122.44	3,405,802,203.32

8.   In case of allocation of profits to the legal reserve

a.   Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve was R$859,481,719.27.

b.   Explain in detail the manner of calculation of the legal reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law No. 6,404/76 and has the purpose of ensuring the integrity of the capital stock.

5%   (five   percent)   of   the   net   income   of   the   year   2015,   at   the   amount   of R$17,189,634,385.47, was allocated to the legal reserve.

On December 31, 2015, the amount of the legal reserve was R$6,052,948,449.84, which was equivalent to approximately 14.04% of the Company’s paid up capital on the same date.

9.   If the company owns preferred shares entitled to fixed or minimum dividends a.   Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

b.   Inform on whether the income for the year is sufficient for full payment of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

c.   Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

d.   Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

e.   Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

Complementary Information

The Company has no preferred shares entitled to fixed or minimum dividends.

10. In relation to the mandatory dividend

a.   Describe the method of calculation provided in the Bylaws

The  method  of  calculation  is  provided  in  the  Articles  26  and  27  of  the  Bylaws, transcribed as follow:

“Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

Article  27)  The  Net  Income,  as  defined  in  Article  191  of  the  Law  No.  6,404  as  of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:

I.  constitution of the Legal Reserve;

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders’ equity referred to in Paragraphs Two and Three of this Article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of mentioned Law No. 6,404/76.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on shareholders’ equity, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.”.

Complementary Information

b.   Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.   Inform the amount eventually withheld

The Company has no dividends withheld.

11. If there is retention of mandatory dividend due to the company’s financial

a.   Inform the amount withheld

The Company has no dividends withheld.

b.   Describe, in detail, the financial situation of the company, including aspects related to the analysis of liquidity, working capital and positive cash flows

The Company has no dividends withheld.

c.   Justify the withholding of dividends

The Company has no dividends withheld.

12. If there is allocation of income to the reserve for contingencies

      a.   Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

b.   Identify the loss considered probable and its cause

There is no proposal for the allocation of the net income to the reserve of contingencies.

c.   Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve of contingencies.

d.   Justify the establishment of the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

13. If there is the allocation of income to the reserve of profits to be realized

     a.   Inform the amount allocated to the reserve of profits to be realized

Complementary Information

There is no proposal for the allocation of net income to the reserve of profits to be realized.

b.   Inform the nature of the unrealized profits that led to the reserve

There is no proposal for the allocation of net income to the reserve of profits to be realized.

14. If there is the allocation of income to the statutory reserves

     a.   Describe the statutory clauses that establish the reserve

Pursuant to the legislation, the Article 28 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, 100% (one hundred percent) may be allocated  to the Profits Reserve – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to the limit of 95% (ninety-five percent) of the amount of the paid up capital stock.

In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Item III, of the Bylaws, and/or retention of profits pursuant to Article 196 of the Law No. 6,404/76 (with amendments of the Law No. 10,303/01), the Net Income balance for the purpose of constituting the reserve will be determined after the full deduction of such allocations.

b.   Identify the amount allocated to the reserve

The amount allocated to the reserve is R$10,295,188,976.73.

c.   Describe the method used to calculate the amount

The  amount  of  R$10,295,188,976.73  is  the  result  of  the  Net  Income  for  the  Year, deducted from the Legal Reserve and of the Dividends and Interest on Shareholders’ Equity, as stated below:

Description	Amount(R$)
Net Income for the Year 2015	17,189,634,385.47
Legal Reserve	(859,481,719.27)
Dividends paid	(912,000,000.00)
Interest on Shareholders’ Equity paid and to be paid	(5,122,963,689.47)
Amount Allocated to the Statutory Reserves	10,295,188,976.73

15. If there is retention of profits provided in the capital budget

     a.   Identify the amount withheld

Complementary Information

There is no proposal for the retention of profits provided in the capital budget.

b.   Provide a copy of the capital budget

There is no proposal for the retention of profits provided in the capital budget.

16. If there is the allocation of income for the tax incentive reserve

     a.   Inform the amount allocated to the reserve

There is no proposal for the allocation of net income for the tax incentive reserve.

b.   Explain the nature of the allocation

There is no proposal for the allocation of net income for the tax incentive reserve.

Complementary Information

Résumés of the candidates appointed by the controlling shareholders to compose the Board of Directors

Lázaro de Mello Brandão

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Lázaro de Mello Brandão
b. date of birth: 6.15.1926
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 004.637.528/72
e. position held: Chairman of the Board of Directors
f. election date: 3.10.2015
g. inauguration date: 3.19.2015
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2016.
i. other positions or functions held at the issuer: Member of the Remuneration Committee (statutory), holding the position of Coordinator.
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No.
l. number of consecutive terms: 33.
m. Information about:
i. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking.
• position: Chairman (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova

Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company’s name: Bradesco Leasing S.A. - Arrendamento Mercantil • sector of activity: Leasing.
• position: Chairman (Non Executive Member).

Complementary Information

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A.,

Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company’s name: Bradespar S.A. • sector of activity: Administration and Business Interests - Mining.
• position: Chairman (Non Executive Member).

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova

Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

ii. indication of all administration positions occupied in other companies or organizations of the third sector:

Chairman:

Bradesco Leasing S.A. - Arrendamento Mercantil

Bradespar S.A.

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Chairman and CEO:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

President of the Managing Body and of the Board of Executive Officers:

Fundação Bradesco

Chairman and CEO:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

CEO:

NCD Participações Ltda.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Founding Partner and Member of the General Council:

COMUNITAS: Parcerias para o Desenvolvimento Solidário

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

Honor Counselor of the Adolpho Bloch Committe – Business Council of Culture

Associação Comercial do Rio de Janeiro

Complementary Information

n. description of any of the following events which held during the last 5 years:
i. any criminal conviction: None.
ii. any conviction in CVM administrative proceedings and penalties applied: None.
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None.
12.6. Percentage of the participations in the meetings held by the Board of Directors in the same period, that was held after taking office: 100%.

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: - Remuneration Committee: 100%
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer: None.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries: None.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders: None.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies: None.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 y ears, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None.
[b]. Issuer’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None.

Complementary Information

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and the issuer’s direct or indirect parent companies:

a.  name: Lázaro de Mello Brandão

b.  position held at the issuer: Chairman of the Board of Directors

Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer’s Identification (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2013	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Body and President of the Board of Executive Officers	Chief Executive Officer	Chief Executive Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2014	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Body and President of the Board of Executive Officers	Chief Executive Officer	Chief Executive Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Body and President of the Board of Executive Officers	Chief Executive Officer	Chief Executive Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect

Complementary Information

Luiz Carlos Trabuco Cappi

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Luiz Carlos Trabuco Cappi
b. date of birth: 10.6.1951
c. profession: Bank employee
[d]. CPF (Individual Taxpayer’s ID) or passport number: CPF 250.319.028/68
[e]. position held: Vice Chairman of the Board of Directors and Chief Executive Officer
[f]. election date: 3.10.2015
[g]. inauguration date: 3.10.2015

[h].         term of office: Board of Directors - one (1) year extending to the entrance into office of the Managers elected by the Annual General Meeting in 2016; Board of Executive Officers - one (1) year extending to the entrance into office of the Managers elected by the 1st Board of Directors Meeting to be held after the Annual General Meeting in 2016.

[i]. other positions held at the issuer: Member of the Remuneration Committee (statutory body) and of Integrated Risk Management and Capital Allocation Committee, in this one as Coordinator.
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
[l]. Number of consecutive terms: [6]
[m]. Information about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Vice Chairman of the Board of Directors (Executive Member) and CEO From 3.10.2009 to 3.11.2014, was Member of the Board of Directors (Executive Member) and CEO cumulatively.

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company’s name: Bradesco Leasing S.A. - Arrendamento Mercantil • sector of activity: Leasing
• position: Vice Chairman of the Board of Directors (Non Executive Member) and CEO From 4.30.2009 to 4.29.2014, was Member of the Board of Directors (Executive Member) and CEO.

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

• - Controlling Group: Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company’s name: Bradespar S.A. • sector of activity: Administration and Business Interests - Mining
• position: Vice Chairman the Board of Directors (Non Executive Member).From 4.29.2009 to 4.27.2014 held the position of Member of the Board of Directors (Non Executive Member).

Complementary Information

- Controlling Group:

•           if the company: (i) integrates the economic group of the issuer or (ii) if is controll ed by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

ii.   indication of all administration positions occupied in other companies or organizations of the third sector: Chairman of the Board of Directors:

Elo Participações S.A.

Vice Chairman of the Board of Directors:

Banco Bradesco Europa S.A. Bradespar S.A.

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Vice Chairman of the Board of Directors and CEO:

Bradesco Leasing S.A. - Arrendamento Mercantil

Vice Chairman of the Board of Directors and Executive Vice President:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

CEO:

Aicaré Holdings Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda. Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A. Aquarius Holdings Ltda. Aranaú Holdings S.A. Baíra Holdings Ltda. Banco Alvorada S.A.

Banco Boavista Interatlântico S.A. Banco Bradescard S.A.

Banco Bradesco BBI S.A. Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A. Banco CBSS S.A.

Baneb Corretora de Seguros S.A. Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda. Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda. BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

BF Promotora de Vendas Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda. BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradescard Elo Participações S.A.

Complementary Information

Bradesco Administradora de Consórcios Ltda.

Bradesco Services Co., Ltd.

Bradescor Corretora de Seguros Ltda.

Bradesplan Participações Ltda.

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Caetê Holdings Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Cidade Capital Markets Ltd.

Columbus Holdings S.A.

Companhia Securitizadora de Créditos Financeiros Rubi

Elba Holdings Ltda.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

STVD Holdings S.A.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tempo Serviços Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Treviglio Holdings Ltda.

União Participações Ltda.

Varese Holdings Ltda.

Veneza Empreendimentos e Participações S.A.

Viareggio Holdings Ltda.

Executive Vice President:

Banco Bradesco BERJ S.A.

NCD Participações Ltda.

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Officer:

Alvorada Administradora de Cartões Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Quixaba Empreendimentos e Participações Ltda.

Complementary Information

Manager: Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

President of the Board of Representatives and of the Board of Executive Officers:

Confederação Nacional das Instituições Financeiras - CNF

Member of the Directing Council and Member of the Advisory Board:

FEBRABAN - Federação Brasileira de Bancos

Vice President of the Managing Body and Managing Officer:

Fundação Bradesco

n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Board of Directors in the same period, that was held after taking office: 100%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: - Remuneration Committee: 100%
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of Bradesco: None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries None
[c]. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders None
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies None

Complementary Information

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock. SEE ATTACHED TABLE.
[b]. Issuer’s direct or indirect parent company: SEE ATTACHED TABLE.
[c]. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people None

*Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and the issuer’s direct or indirect subsidiaries, except those the issuer holds, directly or indirectly, the totality of the capital stock

a.  name: Luiz Carlos Trabuco Cappi

b.  position held at the issuer: Vice Chairman of the Board of Directors and Chief Executive Officer

Company		Alpha Serviços de Rede de Autoatendimen to S.A	Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banco Alvorada S.A.	Banco Bankpar S.A.	Bradesco Services Co., Ltd.	Elo Participações S.A.	Odontoprev S.A.
Corporate Taxpayer’s Identification (CNPJ)		09.092.759/ 0001-16	74.552.142/ 0001-06	33.870.163/ 0001-84	60.419.645/ 0001-95	-	09.227.099/ 0001-33	58.119.199/ 0001-51
2013	Position	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer	Vice Chairman of the Board of Directors	Chairman of the Board of Directors
	Obs.	Term ended in April	-	-	-	-	-	-
	Subsidiary	Indirect	Direct	Direct	Direct	Indirect	Indirect	Indirect
2014	Position	-	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer	Vice Chairman of the Board of Directors	Chairman of the Board of Directors
	Obs.	-	Term ended in April. The company was acquired	-	Term ended in June. The company was acquired	-	-	Term ended in April
	Subsidiary	Indirect	Direct	Direct	Direct	Indirect	Indirect	Indirect
2015	Position	-	-	Chief Executive Officer	-	Chief Executive Officer	Chairman of the Board of Directors	-
	Obs.	-	-	-	-	-	-	-
	Subsidiary	Indirect	Direct	Direct	Direct	Indirect	Indirect	Indirect

*The criteria adopted by the Bank, considers wholly owned subsidiaries that are in the Corporate Chart that, although we do not detain all the capital stock, in practice they are managed as wholly-owned subsidiaries, because of the following features:

• Are anonymous Private Companies;

• Have minority stake of less than 1%;

• Bradesco Organization elects all members of the management bodies.

Complementary Information

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and the issuer’s direct or indirect parent companies:

a.  name: Luiz Carlos Trabuco Cappi

b.  position held at the issuer: Vice Chairman of the Board of Directors and Chief Executive Officer

Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer’s Identification (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2013	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Subsidiary	Indirect	Direct	Direct	Direct	Indirect
2014	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	In April 30 started to perform the positions of Vice- Chairman of the Board of Directors and Executive Vice President	In April 29 started to perform the position of Vice Chairman of the Board of Directors and, in June 9, the position of Executive Vice President cumulatively.	In April 16 started to perform the positions of Vice President of the Managing Body and Executive Vice President	In April 23 started to perform the position of Executive Vice President	In April 23 started to perform the position of Executive Vice President
	Subsidiary	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Vice Chairman of the Board of Directors and Executive Vice President	Vice Chairman of the Board of Directors and Executive Vice President	Vice President of the Managing Body and Executive Vice President	Executive Vice President	Executive Vice President
	Obs.	-	-	-	-	-
	Subsidiary	Indirect	Direct	Direct	Direct	Indirect

Complementary Information

Denise Aguiar Alvarez

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Denise Aguiar Alvarez
[b]. date of birth: 1.24.1958
[c]. profession: Educator
[d]. CPF (Individual Taxpayer’s ID) or passport number: CPF 032.376.698/65
[e]. position held: Member of the Board of Directors
[f]. election date: 3.10.2015
[g]. inauguration date: 3.19.2015
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2016.
[i]. other positions held at the issuer: None
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
[l]. Number of consecutive terms: [25]
[m]. Information about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Member of the Board of Directors (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company’s name: Bradespar S.A. • sector of activity: Administration and Business Interests - Mining
• position: Member of the Board of Directors (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

• company’s name: Cidade de Deus – Companhia Comercial de Participações • sector of activity: Holdings
• positions: Member of the Board of Directors and Officer

Complementary Information

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5%

[o]f the same class or type of securities of the issuer:

- Controlling Group:

BBD Participações S.A., Nova Cidade de Deus Participações S.A., Fundação Bradesco

- Others:

Aguiar Family

ii. indication of all administration positions occupied in other companies or organizations of the third sector: Vice Chairman of the Board of Directors:

Santa Maria Agropecuária

Member of the Board of Directors and Officer:

Cidade de Deus - Companhia Comercial de Participações

Member of the Board of Directors and Deputy Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Managing Body and Deputy Officer:

Fundação Bradesco

Member of the Deliberative Council:

Museu de Arte Moderna de São Paulo (MAM)

Member of the Board of Trustees:

Fundação Roberto Marinho

Member of the Advisory Council:

Associação Pinacoteca Arte e Cultura – APAC Canal Futura

Fundação Dorina Nowill para Cegos

President:

ACD Bradesco – Associação Desportiva Classista

Deputy Officer:

NCD Participações Ltda.

Member of the General Council and Partner:

Comunitas: Parcerias para o Desenvolvimento Solidário.

Sitting Partner: Associação de Apoio ao Programa Alfabetização Solidária - AAPAS
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None

Complementary Information

iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Board of Directors in the same period, that was held after taking office: 81%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer: Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, Member of the Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries None
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders None

d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies

(ii) Ms. Denise Aguiar Alvarez is the daughter of Mrs. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the pas t 3 years, [b]etween the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock. None
b. Issuer’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people None

Complementary Information

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Ms. Denise Aguiar Alvarez and the issuer’s direct or indirect parent companies:

a.     name: Denise Aguiar Alvarez

b.     position held at the issuer: Member of the Board of Directors

Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco
Corporate Taxpayer’s Identification (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2013	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Body and Deputy Officer
	Obs.	-	-	-
	Parent Company	Indirect	Direct	Direct
2014	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Body and Deputy Officer
	Obs.	-	-	-
	Parent Company	Indirect	Direct	Direct
2015	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Body and Deputy Officer
	Obs.	Indirect	Direct	Direct

Complementary Information

João Aguiar Alvarez

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Aguiar Alvarez
b. date of birth: 8.11.1960
c. profession: Agronomist Engineer
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 029.533.938/11
e. position held: Member of the Board of Directors
f. election date: 3.10.2015
g. inauguration date: 3.30.2015
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2016.
i. other positions held at the issuer: None
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 25
m. Information about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Member of the Board of Directors (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company’s name: Bradespar S.A. • sector of activity: Administration and Business Interests - Mining
• position: Member of the Board of Directors (Non Executive Member)

Complementary Information

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or ov er 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

• company’s name: Cidade de Deus – Companhia Comercial de Participações • sector of activity: Holdings
• positions: Member of the Board of Directors and Officer

• if the company: (i) integrates the economic group of the issuer or (ii) if is contr olled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

BBD Participações S.A., Nova Cidade de Deus Participações S.A., Fundação Bradesco

- Others:

Aguiar Family

ii. indication of all administration positions occupied in other companies or organizations of the third sector:

Member of the Board of Directors:

BBD Participações S.A. Bradespar S.A.

Member of the Board of Directors and Officer:

Cidade de Deus – Companhia Comercial de Participações

Member of the Managing Body and Deputy Officer:

Fundação Bradesco

Member of the Board of Directors and Deputy Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Deputy Officer:

NCD Participações Ltda.

n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None

Complementary Information

iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Board of Directors in the same period, that was held after taking office: 84%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of the issuer: Mr. João Aguiar Alvarez is the brother of Ms. Denise Aguiar Alvarez, Member of Bradesco’s Board of Directors
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries None
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders None

d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies

Mr. João Aguiar Alvarez is the son of Mrs. Lina Maria Aguiar, Member of the Board of Directors of the Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock. None
b. Issuer’s direct or indirect parent company: SEE ATTACHED TABLE.
[c]. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people None

Complementary Information

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. João Aguiar Alvarez and the issuer’s direct or indirect parent companies:

a.  name: João Aguiar Alvarez

b.  position held at the issuer: Member of the Board of Directors

Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco
Corporate Taxpayer’s Identification (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2013	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Body and Deputy Officer
	Obs.	-	-	-
	Parent Company	Indirect	Direct	Direct
2014	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Body and Deputy Officer
	Obs.	-	-	-
	Parent Company	Indirect	Direct	Direct
2015	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Body and Deputy Officer
	Obs.	Indirect	Direct	Direct

Complementary Information

Carlos Alberto Rodrigues Guilherme

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Carlos Alberto Rodrigues Guilherme
b. date of birth: 12.21.1943
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 021.698.868/34
e. position held: Member of the Board of Directors
f. election date: 3.10.2015
g. inauguration date: 3.19.2015
[h]. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2016.
i. other positions held at the issuer: Member of the Committees of Remuneration (statutory), as well as the Ethical Conduct, Compliance and Internal Controls, and Sustainability Committees.
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 6
m. Information about:
i. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Member of the Board of Directors (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company’s name: Bradesco Leasing S.A. - Arrendamento Mercantil • sector of activity: Leasing.
• position: Member of the Board of Directors (Non Executive Member)

Complementary Information

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company’s name: Bradespar S.A. • sector of activity: Administration and Business Interests - Mining
• position: Member of the Board of Directors (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

ii. indication of all administration positions occupied in other companies or organizations of the third sector:

Member of the Board of Directors:

Bradesco Leasing S.A. – Arrendamento Mercantil

Bradespar S.A.

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A. Member of the Board of Directors and Officer BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações Member of the Managing Body and Managing Officer: Fundação Bradesco

Member of the Managing Body and Managing Officer:

Fundação Bradesco

Member of the Board of Directors and Managing Officer::

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

CEO:

Banco Bradesco BERJ S.A.

Managing Officer:

NCD Participações Ltda.

Complementary Information

Officer: NCF Participações S.A. Nova Cidade de Deus Participações S.A. Top Clube Bradesco, Segurança, Educação e Assistência Social
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Board of Directors in the same period, that was held after taking office: 93%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. Percentage of the participations in the meetings held by the Board of Directors in the same period, that occurred after taking office:

- Remuneration Committee: 100%

- Ethics Conduct: 50%

- Internal Controls and Compliance: 67%

- Sustainability: 75%

12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries None
[c]. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders None
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies None.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock. None
[b]. Issuer’s direct or indirect parent company: SEE ATTACHED TABLE.

Complementary Information

c.       in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people

None

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and the issuer’s direct or indirect parent companies:

a.     name: Carlos Alberto Rodrigues Guilherme

b.    position held at the issuer: Member of the Board of Directors

Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer’s Identification (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001 -47
2013	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Body and Managing Officer	Direct	Direct
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect

Complementary Information

Milton Matsumoto

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Milton Matsumoto
b. date of birth: 4.24.1945
c. profession: Bank employee
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 081.225.550/04
e. position held: Member of the Board of Directors
f. election date: 3.10.2015
g. inauguration date: 3.19.2015
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2016.

[i]. other positions held at the issuer: Member of the Remuneration and Audit Committees (statutory bodies), as well as the Compliance and Internal Control, Sustainability and Ethical Conduct, being the Coordinator of this last one.

j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 4
m. Information about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Member of the Board of Directors (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company’s name: Bradesco Leasing S.A. - Arrendamento Mercantil • sector of activity: Leasing.

Complementary Information

• position: Member of the Board of Directors (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company’s name: Bradespar S.A. • sector of activity: Administration and Business Interests - Mining
• position: Member of the Board of Directors (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

ii. indication of all administration positions occupied in other companies or organizations of the third sector:

Member of the Board of Directors:

Bradesco Leasing S.A. – Arrendamento Mercantil

Bradespar S.A.

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Board of Directors and Officer:

BBD Participações S.A.

Member of the Managing Body and Managing Officer:

Fundação Bradesco

Member of the Board of Directors and Managing Officer::

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

CEO:

Alvorada Administradora de Cartões Ltda.

Managing Officer:

NCD Participações Ltda.

Complementary Information

Officer: NCF Participações S.A. Nova Cidade de Deus Participações S.A. Top Clube Bradesco, Segurança, Educação e Assistência Social
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Board of Directors in the same period, that was held after taking office: 84%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. Percentage of the participations in the meetings held by the Committees in the same period, that occurred after taking office: - Audit Committee: 55% - Remuneration Committee: 100%
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries None
[c]. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders None
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies None
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock. None
[b]. Issuer’s direct or indirect parent company: SEE ATTACHED TABLE.

Complementary Information

c.      in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people

None

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Milton Matsumoto and the issuer’s direct or indirect parent companies:

a.  name: Milton Matsumoto

b.  position held at the issuer: Member of the Board of Directors

Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer’s Identification (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2013	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect

Complementary Information

José Alcides Munhoz

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: José Alcides Munhoz
[b]. date of birth: 7.23.1948
[c]. profession: Bank employee
[d]. CPF (Individual Taxpayer’s ID) or passport number: CPF 064.350.330/72
[e]. position held: Member of the Board of Directors
[f]. election date: 3.10.2015
[g]. inauguration date: 3.19.2015
[h]. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2016.
[i]. other positions held at the issuer: None
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
[l]. Number of consecutive terms: [1]
[m]. Information about:
i. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Member of the Board of Directors (Non Executive Member), having previously held the position of Executive Vice President, from 1.3.2012 to 3.9.2014

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova

Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company’s name: Bradesco Leasing S.A. - Arrendamento Mercantil • sector of activity: Leasing
• position: Member of the Board of Directors (Non Executive Member), having previously held the position of Executive Vice President, from 4.30.2012 to 4.29.2014

Complementary Information

•            if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

•            company’s name: Bradespar S.A.

•            sector of activity: Administration and Business Interests - Mining

•            position: Member of the Board of Directors (Non Executive Member)

Complementary Information

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova

Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

ii. indication of all administration positions occupied in other companies or organizations of the third sector:

Member of the Board of Directors:

BBD Participações S.A.

Bradesco Leasing S.A. – Arrendamento Mercantil

Bradespar S.A.

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Advisory Council

FIABCI/BRASIL – Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias

Member of the Managing Body and Managing Officer:

Fundação Bradesco

CEO:

Quixaba Empreendimentos e Participações Ltda.

Managing Officer:

NCD Participações Ltda.

Officer: NCF Participações S.A. Nova Cidade de Deus Participações S.A. Top Clube Bradesco, Segurança, Educação e Assistência Social
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None

Complementary Information

iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Board of Directors in the same period, that was held after taking office: 97%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries None
[c]. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders None
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies None
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock. SEE ATTACHED TABLE.
b. Issuer’s direct or indirect parent company: SEE ATTACHED TABLE.
[c]. In case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people None

Complementary Information

Item 12.10. a. - Subordination relationships held, in the past 3 years, between Mr. José Alcides Munhoz and the issuer’s direct or indirect subsidiaries, except those that the issuer holds, directly or indirectly, the totality of the capital stock:

a.  name: José Alcides Munhoz

b.  position held with the issuer: Member of the Board of Directors

Company		Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banco Bankpar S.A.
Corporate Tax No. (CNPJ)		74.552.142/0001-06	60.419.645/0001-95
2013	Position	Officer	Executive Vice President
	Obs.	-	-
	Parent Company	Direct	Direct
2014	Position	Officer	Executive Vice President
	Obs.	Term ended on April. The company was incorporated	Term ended on April. The company was incorporated
	Parent Company	Direct	Direct
2015	Position	-	-
	Obs.	-	-
	Parent Company	Direct	Direct

*    The criteria adopted by the Bank, considers wholly owned subsidiaries that are in the Corporate Chart that,

although we do not detain   all the capital stock, in practice they are managed as wholly-owned subsidiaries, because of the following features:

• Are anonymous Private Companies;

• Have minority stake of less than 1%;

• Bradesco Organization elects all members of the management bodies..

Complementary Information

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and the direct or indirect controllers of the issuer :

a.  name: José Alcides Munhoz

b.  position held with the issuer: Member of the Board of Directors

Empresa		BBD Participações S.A	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Tax No. (CNPJ)		07.838.611/ 0001-52	61.529.343/ 0001-32	60.701.521/ 0001-06	04.233.319/ 0001-18	04.866.462/ 0001-47
2013	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect

Complementary Information

Aurélio Conrado Boni

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Aurélio Conrado Boni
[b]. date of birth: 19.7.1951
[c]. profession: Bank employee
[d]. CPF (Individual Taxpayer’s ID) or passport number: CPF 191.617.008/00
[e]. position held: Member of the Board of Directors
[f]. election date: 3.10.2015
[g]. inauguration date: 3.19.2015

[h]. term of office: of one (1) year, extending to the entrance into office of Managers to be elected at the first meeting of the Board of Directors, to be held after the Annual Shareholders Meeting 2016.

[i]. other positions held at the issuer: Member of the Sustainability, and Internal Controls and Compliance Committees.
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
[l]. Number of consecutive terms: [0]
[m]. Information about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Member of the Board of Directors (Non-Executive Member), having previously held the position of Executive Vice President from 1.3.2012 to 3.9.2015.

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova

Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company’s name: Bradesco Leasing S.A. - Arrendamento Mercantil • sector of activity: Leasing

Complementary Information

• position: Member of the Board of Directors (Non-Executive Member), having previously held the position of Executive Vice President from 4.30.2012 to 4.29.2015.

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family.

• company’s name: Bradespar S.A. • sector of activity: Administration and Business Interests - Mining
• position: Member of the Board of Directors (Non Executive Member)

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco, Nova

Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

ii. indication of all administration positions occupied in other companies or organizations of the third sector: Vice Chairman of the Board of Directors:

Fidelity Processadora e Serviços S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Board of Directors:

BBD Participações S.A.

Bradesco Leasing S.A. - Arrendamento Mercantil

Bradespar S.A.

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamento e Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

CPM Holdings Limited

IT Partners Ltd

Complementary Information

CEO:

Companhia Securitizadora de Créditos Financeiros Rubi

Managing Officer:

NCD Participações Ltda.

Officer:

NCF Participações S.A.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

n. description of any of the following events which held during the last 5 years:
i. any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Board of Directors in the same period, that was held after taking office: 82%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable

12.8. Percentage of the participations in the meetings held by the Committees in the same period, that occurred after taking office: - Sustainability: 100%
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer None.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries None.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders None.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies None.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:

Complementary Information

a.       Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock.

SEE ATTACHED TABLE.

b.      Issuer’s direct or indirect parent company:

SEE ATTACHED TABLE.

c.       in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people

None.

*Item 12.10.a. - Subordination relationships held, in the past 3 years, between Mr. Aurélio Conrado Boni and the issuer’s direct or indirect subsidiaries, except those the issuer holds, directly or indirectly, the totality of the capital stock:

a.  name: Aurélio Conrado Boni

b.  position held with the issuer: Member of the Board of Directors

Company		Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banco Bankpar S.A.	Columbus Holdings S.A.	CPM Holdings Limited
Corporate Tax No. (CNPJ)		74.552.142/0001-06	60.419.645/0001-95	09.092.789/0001-22	-
2013	Position	Officer	Executive Vice President	Officer	Member of the Board of Directors
	Obs.	-	-	-	-
	Parent Company	Direct	Direct	Indirect	Indirect
2014	Position	Officer	Executive Vice President	Officer	Member of the Board of Directors
	Obs.	Term ended in April. The company was incorporated	Term ended in June. The company was incorporated	-	-
	Parent Company	Direct	Direct	Indirect	Indirect
2015	Position	-	-	Directr	Member of the Board of Directors
	Obs.	-	-	Term ended in April	-
	Parent Company	Direct	Direct	Indirect	Indirect

*    The criteria adopted by the Bank, considers wholly owned subsidiaries that are in the Corporate Chart that, although we do not detain   all the capital stock, in practice they are managed as wholly-owned subsidiaries, because of the following features:

• Are anonymous Private Companies;

• Have minority stake of less than 1%;

• Bradesco Organization elects all members of the management bodies.

Complementary Information

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Aurélio Conrado Boni and the direct or indirect controllers of the issuer:

a.  name: Aurélio Conrado Boni

b.  position held with the issuer: Membro do Conselho de Administração

Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Tax No. (CNPJ)		07.838.611/ 0001-52	61.529.343/ 0001-32	60.701.521/ 0001-06	04.233.319/ 0001-18	04.866.462/ 0001-47
2013	Position	Member of the Board of Directors	Member of the Board of Directors	Managing Body Member and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Managing Body Member and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors	Member of the Board of Directors	Managing Body Member and Managing Officer	Officer	Officer
	Obs.	-	-	-	-	-
	Parent Company	Indirect	Direct	Direct	Direct	Indirect

Complementary Information

Résumés of the candidates appointed by the controlling shareholders to compose the Fiscal Council

Domingos Aparecido Maia

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Domingos Aparecido Maia
[b]. date of birth: 3.31.1952
[c]. profession: Accountant
[d]. CPF (Individual Taxpayer’s ID) or passport number: CPF 714.810.018/68
e. position held: Sitting Member of the Fiscal Council
f. election date: 3.10.2015
g. inauguration date: 3.30.2015
[h]. term of office: of one (1) year, until the Annual General Shareholders’ Meeting to be held in 2016.
i. other positions held at the issuer: None
j. elected by the controlling shareholder or not: No.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 10
m. Informations about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Sitting Member of the Fiscal Council

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

Complementary Information

ii. indication of all administration positions occupied in other companies or organizations of the third sector: None
[n]. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 97%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer: None
[b]. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries: None
[c]. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders: None
[d]. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies: None
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
b. Issuer’s direct or indirect parent company: None
[c]. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None

Complementary Information

José Maria Soares Nunes

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: José Maria Soares Nunes
b. date of birth: 4.11.1958
c. profession: Accountant
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 001.666.878/20
e. position held: Sitting Member of the Fiscal Council, as Coordinator
f. election date: 3.10.2015
g. inauguration date: 3.30.2015
h. term of office: of one (1) year, extending to the entrance into office of Managers to be elected by the Annual General Shareholders’ Meeting of 2016.
i. other positions held at the issuer: None.
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 1
m. Informations about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Sitting Member of the Fiscal Council

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

ii. indication of all administration positions occupied in other companies or organizations of the third sector: None
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None

Complementary Information

ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 100%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer: None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries: None
[c]. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders: None
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies: None
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
[b]. Issuer’s direct or indirect parent company: None
[c]. In case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None

Complementary Information

Ariovaldo Pereira

12.5. In relation to each one of the issuer’s managers and Fiscal Council’s members, inform, in a table:
a. name: Ariovaldo Pereira
b. date of birth: 7.16.1952
c. profession: Accountant
d. individual Taxpayer’s ID (CPF) or passport number: (CPF) 437.244.508/34
e. position to be held:
f. election date:
g. date in which the manager took office:
h. term-of-office:
i. other positions or functions held in the issuer: None
j. inform if the member was elected by the controlling shareholder or not:
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence:
[l]. Number of consecutive terms: [0]
[m]. Informations about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Executive General Manager, from 9.1.2009 to 1.29.2016.

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company’s name: Bradespar S.A. • sector of activity: Administration and Business Interests - Mining
• position: Sitting Member of the Fiscal Council

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação

Bradesco, Nova Cidade de Deus Participações S.A., BBD Participações S.A.

- Others:

Aguiar Family.

Complementary Information

ii. indication of all administration positions occupied in other companies or organizations of the third sector:

Officer: ARFAB – Associação Recreativa dos Funcionários da Atlântica-Bradesco Clube

Bradesco de Seguros.

[n]. description of any of the following events which held during the last 5 years:
i. Any criminal conviction: None
ii. Any conviction in CVM administrative proceedings and penalties applied: None
iii. Any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 0

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. For each one of the people who acted as member of the statutory committees, as well as the audit, risk,

finance and remuneration committees, even if such committees or structures are not statutory, inform, in a table, the percentage of participation in meetings held by the respective body in the same period, which occurred after taking office: Not applicable.

12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer: None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries: None
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders: None
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies: None
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
[b]. Issuer’s direct or indirect parent company: None
[c]. In case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None

Complementary Information

Nilson Pinhal

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Nilson Pinhal
[b]. date of birth: 1.21.1948
c. profession: Businessman
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 221.317.958/15
[e]. position held: Deputy Member of the Fiscal Council
[f]. election date: 3.10.2015
[g]. inauguration date: 3.30.2015
[h]. term of office: of one (1) year, until the Annual General Shareholders’ Meeting to be held in 2016.
i. other positions held at the issuer: None
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 1
m. Informations about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Deputy Member of the Fiscal Council

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

Complementary Information

ii. indication of all administration positions occupied in other companies or organizations of the third sector: None
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 0%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones:

Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between: a. managers of the issuer: None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries: None
[c]. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders: None
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies: None
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, [b]etween the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
[b]. Issuer’s direct or indirect parent company: None
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None.

Complementary Information

Renaud Roberto Teixeira

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Renaud Roberto Teixeira
b. date of birth: 4.25.1943
c. profession: Businessman
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 057.180.078/53
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2015
g. inauguration date: 3.30.2015
h. term of office: of one (1) year, until the Annual General Shareholders’ Meeting to be held in 2016.
i. other positions held at the issuer: None
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria u sed by the issuer to determinate the independence: No
l. Number of consecutive terms: 10
m. Informations about:
i. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Deputy Member of the Fiscal Council

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

Complementary Information

ii. indication of all administration positions occupied in other companies or organizations of the third sector: None
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 0%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.

12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:

a. managers of the issuer: None

b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries: None

c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders: None

d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies: None

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, [b]etween the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
[b]. Issuer’s direct or indirect parent company: None
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None

Complementary Information

Jorge Tadeu Pinto de Figueiredo

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Jorge Tadeu Pinto de Figueiredo
b. date of birth: 11.22.1952
c. profession: Lawyer
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 399.738.328/68
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2015
g. inauguration date: 3.30.2015
h. term of office: of one (1) year, until the Annual General Shareholders’ Meeting to be held in 2016.
i. other positions held at the issuer: None
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 6
m. Informations about:
i. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Deputy Member of the Fiscal Council

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

Complementary Information

ii. indication of all administration positions occupied in other companies or organizations of th e third sector: None
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 0%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.

12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:

a. managers of the issuer:

None

b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries:

None

c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’ s direct or indirect controlling shareholders:

None

d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies:

None

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
[b]. Issuer’s direct or indirect parent company: None
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None.

Complementary Information

Résumés of the candidates appointed by preferred shareholders to compose the

Fiscal Council

Luiz Carlos de Freitas

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Luiz Carlos de Freitas
b. date of birth: 9.2.1952
c. profession: Accountant
[d]. CPF (Individual Taxpayer’s ID) or passport number: CPF 659.575.638/20
[e]. position held: Sitting Member of the Fiscal Council
[f]. election date: 3.10.2015
[g]. inauguration date: 3.30.2015
[h]. term of office: of one (1) year, until the Annual General Shareholders’ Meeting to be held in 2016.
[i]. other positions held at the issuer: None
j. elected by the controlling shareholder or not: No.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 1
m. Informations about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Sitting Member of the Fiscal Council

Complementary Information

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

• company’s name: Vale S.A. • sector of activity: Iron ore extraction
• position: Deputy Member of the Board of Directors and Member of the Controllership Committee.

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

Direct: Valepar S.A.

Indirect: Litel Participações S.A.; Bradespar S.A.; Mitsui & Co., Ltd.; BNDES Participações S.A.

• company’s name: Valepar S.A. sector of activity: Holdings
• position: Deputy Member of the Board of Directors.

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

-Controlling Group:

Litel Participações S.A., Bradespar S.A., Bradespar S.A., Mitsui&Co., Ltd, BNDES Participações S.A.

ii. indication of all administration positions occupied in other companies or organizations of the third sector: None.
[n]. description of any of the following events which held during the last 5 years:

Complementary Information

i any criminal conviction: None.
ii. any conviction in CVM administrative proceedings and penalties applied: None.
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None.
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 99%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones:

Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.

12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:

a. managers of the issuer:

None

b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries:

None

c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders:

None

d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies:

None

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
b. Issuer’s direct or indirect parent company: None
[c]. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people None

Complementary Information

João Batistela Biazon

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a tab le:
a. name: João Batistela Biazon
b. date of birth: 7.12.1944
c. profession: Businessman
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 003.505.919/20
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2015
g. inauguration date: 3.30.2015
h. term of office: of one (1) year, until the Annual General Shareholders’ Meeting to be held in 2016.
i. other positions held at the issuer: None
j. elected by the controlling shareholder or not: No.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 8
m. Informations about:
i. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Deputy Member of the Fiscal Council

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

Complementary Information

ii. indication of all administration positions occupied in other companies or organizations of the third sector: None
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity : None
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 0%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer: None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries: None
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders: None
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies: None
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
[b]. Issuer’s direct or indirect parent company: None
[c]. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None

Complementary Information

Résumés of the candidates appointed by non-controlling common shareholder to compose the Fiscal Council

João Carlos de Oliveira

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Carlos de Oliveira
b. date of birth: 6.28.1952
c. profession: Company Consultant
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 171.602.609/10
e. position held: Sitting Member of the Fiscal Council
f. election date: 3.10.2015
g. inauguration date: 4.7.2015
[h]. term of office: of one (1) year, until the Annual General Shareholders’ Meeting to be held in 2016.
i. other positions held at the issuer: None
j. elected by the controlling shareholder or not: Yes.
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 2
m. Informations about:
[i]. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Sitting Member of the Fiscal Council

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

ii. indication of all administration positions occupied in other companies or organizations of the third sector: None

Complementary Information

n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappealable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 99%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer: None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries: None
[c]. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders: None
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies: None
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
[b]. Issuer’s direct or indirect parent company: None
[c]. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None

Complementary Information

Oswaldo de Moura Silveira

12.5. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Oswaldo de Moura Silveira
b. date of birth: 12.1.1942
c. profession: Lawyer
d. CPF (Individual Taxpayer’s ID) or passport number: CPF 039.735.148/87
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2015
g. inauguration date: 4.7.2015
h. term of office: of one (1) year, until the Annual General Shareholders’ Meeting to be held in 2016.
i. other positions held at the issuer: None
j. elected by the controlling shareholder or not: No
k. if is an independent member and, if appropriate, what was the criteria used by the issuer to determinate the independence: No
l. Number of consecutive terms: 1
m. Informations about:
i. core professional experiences during the last 5 years, indicating:
• company’s name: Banco Bradesco S.A. • sector of activity: Banking
• position: Deputy Member of the Fiscal Council

• if the company: (i) integrates the economic group of the issuer or (ii) if is controlled by a issuer shareholder who holds direct or indirect participation, equal or over 5% of the same class or type of securities of the issuer:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A., NCF Participações S.A.

- Others:

Aguiar Family

Complementary Information

ii. indication of all administration positions occupied in other companies or organizations of the third sector: None
n. description of any of the following events which held during the last 5 years:
i any criminal conviction: None
ii. any conviction in CVM administrative proceedings and penalties applied: None
iii. any final and unappeasable conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity: None.
12.6. Percentage of the participations in the meetings held by the Fiscal Council in the same period, that was held after taking office: 0%

12.7. Provide the information previously mentioned on item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones: Not applicable.

12.8. Percentage of the participations in the meetings held by the Committee in the same period, that occurred after taking office: Not applicable.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer: None
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries: None
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders: None
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies: None
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, the total of the capital stock: None
[b]. Issuer’s direct or indirect parent company: None
[c]. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people: None

Complementary Information

Information on  the  Management Compensation and  on  the  Fiscal  Council’s  Effective  Members  Montlhy  Compensation, pursuant to Item 13 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009

13. Management Compensation

13.1. Description of the policy or compensation practice, including the Board of Executive Officers a)  Objectives of the policy or practice of compensation

In 2012, Bradesco amended its compensation policy for managers in order to reflect the objectives established by Resolution No. 3,921, of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation.

Its policy aims at:

•   ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•  providing  alignment  between  compensation  practices  for  the  Management  and  the Organization’s interests, so that the decisions made are the best as possible, seeking to create value for its shareholders and investors; and

•   ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

b)  Composition of compensation, indicating:

i. description of the compensation elements and objectives of each one of them a)  Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post- employment benefits.

Pursuant to CVM Circular Letter CVM/SEP/No 02/2015, we are indicating in item 13.2, in the years 2015, 2014 and 2013, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)  Fiscal Council

Complementary Information

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to 10% (ten  percent) of  the  monthly compensation that,  on  average, is  attributed to  each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and articipation in the Company’s profit sharing, or any other denomination.

c)  Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives remuneration as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)  Compensation Committee

The  Compensation Committee, defined in  the  Bylaws,  is  composed by  members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution No. 3,921/10, of the National Monetary Council, by 1 (one) non-administrator member. The members of the Board of Directors and the non-administrator member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No manager of the Bradesco Organization is remunerated for the functions that he/she exercises in the Bradesco Organization committees.

e) Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act at Bradesco Organization. No Manager  of  Bradesco  Organization  is  remunerated  for  duties  that  they  perform  in  the referred committees.

ii. the proportion of each component in the total compensation

The Managers' compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Remuneration awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Complementary Information

Fiscal Year ended in December 31, 2015	Annual Fixed Compensation (1)	Variable Compensation (2)	Post Employment Benefit (3)	Total
Board of Directors	27.3%	28.00%	44.7%	100.00%
Board of Executive Officers	27.0%	28.3%	44.7%	100.00%
Fiscal Council	100%	0.00%	0.00%	100.00%
Audit Committee (*)	100%	0.00%	0.00%	100.00%

(*) except 1 member who is also a Board of Directors’ member and his compensation is calculated considering his Board of Directors’

membership

1)  the  proportion/percentage  highlighted  in  the  Fixed  Annual  Compensation  column  includes  the  value  of  the  INSS  (social  security)

recognized in the Company’s results.

2) the proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security)

recognized in the Company’s results.

3) the amounts correspondent to post-employment benefits are related to the Managers’ pension plan.

iii. methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

•   Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Administrator’s term.

•   Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of preferred shares issued by Banco Bradesco S.A., which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in 3 (three) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

•  Overall Amount: includes the total compensation (fixed compensations and variable compensation).

To  determine the  overall  amount for  compensation, the  Bradesco Organization observes the following criteria:

1.  Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers).

To  define  the  Overall  Amount  for  compensation  (Monthly  Compensations  and  Variable Compensation), the Remuneration Committee shall observe the following aspects:

•       size and result of the company comparing to its competitors;

•       domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•       internal and external factors that may affect the Organization’s businesses (current and potential risks); and

•       Organization’s  Overall  performance,  involving  the  recurrent  income  realized  and  the capacity to produce cash flows.

Complementary Information

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC - Department of Research and Economic Studies, DPOC - Department of Planning, Budget and Control, General Accounting and DCIR - Department of Integrated Risk Control, besides other areas it deems appropriate.

2. Board of Directors: the most important management Body of the Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3. Shareholder’s Meeting: it is incumbent on the Shareholders Meeting to approve the Overall Amount for the compensation of the Company.

After fulfilled all steps to determine and approve the Overall Amount for compensation, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The  process  to  calculate  and  readjust  the  Audit  Committee’s  compensation  starts  in  the Remuneration Committee.

The  Board  of  Directors,  on  its  turn,  evaluates  the  recommendations  and  proposa ls  of  this Committee and defines the amount of compensation for each Committee’s member.

iv. reasons that justify the composition of compensation

The  Bradesco  Organization  adopts  the  system  of  "Closed  Career",  hiring  new  employees, preferably to the initial positions, developing and preparing these employees to hold higher positions, when available. So the executive positions are filled in its majority by professionals trained at the Organization itself and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms.

At the same time the system of "Closed Career", and as a way to allow the utilization of its best professionals, Bradesco Organization promotes a constant and rotational movement, shifting employees/Managers, especially those leading areas. Bradesco Organization provides to the Manager, through the "Rotation of Duties", greater integration, experience, personal challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern the matter, based on (i) the Managers responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time dedicated to their duties; (iii) the competence and professional reputation, considering their experience and qualification; and (iv) the value of its services in the market.

c)   main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Complementary Information

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

- ROAE – Return on Equity – Adjusted;

- Overall Customer Satisfaction Index;

- Basel Index – Level 1;

- Operating Efficiency Ratio (ER);

- Coverage Index.

Individual assessment process

The individual performance of Managers, as well as the performance of their respective areas, is accompanied by their respective superiors. The formal assessment process, according to National Monetary Council, Instruction No. 3,921, is semiannually established.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a.   main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b.  actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c.   actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department - DCIR);

d.  actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e.  actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a.   quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b.  commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c.   participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d.  leadership team: evaluates the team management process;

e.  planning: assesses the ability to plan the activities of their area in the medium and long term;

Complementary Information

f.   overview: evaluates, mainly, the Managers' vision about future trends to meet the dema nds of the market; and

g.   applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department-DCIR and the General Inspectorate Department-IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d) how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i.      uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii.      part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

iii.      the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define, the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e) how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

In addition to the current legislation, in Bradesco Organization, to establish the Managers’ Compensation, it is taken into consideration the organizational culture, having as main practices the "Rotation of Duties" in management positions, the adoption of the "Closed Career" system for the ascension in functional and managing positions and the decision making, primarily by collegiate bodies.

It’s   a   practice   of   Bradesco   Organization   to   develop,   continuously,   its   human   resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The "Closed Career" system is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, has absolute confidence in the possibility offered, to any employee, to ascend the Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or Chairman of the Board of Directors.

Due to this practice, consistently adopted over decades, is that the leadership positions, including the ones in the Board of Directors, are in their majority held by people who began their career at Bradesco Organization.

Complementary Information

Besides this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of preferred shares issued by Banco Bradesco S.A., which are recorded and unavailable ("Restricted Shares").

Restricted Shares become available in 3 (three) equal, annual and successive installments, expiring the first installment 1 (one) year after the date of acquisition of shares, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the Deferral Period.

For the establishment of the deferral related to the 50% previously described, in order to meet the provisions of Article 7 of the CMN (National Monetary Council) Resolution No. 3,921/10, the Organization takes into account the rotation of duties of the mentioned Managers, as well as the collegiate decision-making process through its various committees, with the consequent dilution of possible risks arising from its decisions. Thus, it was established a single percentage of 50% of the net amount of Variable Remuneration, therefore over the 40% established in the Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

f)  existence  of  compensation  supported  by  subsidiaries,  controlled  or  direct  or  indirect  parent companies

Not applicable.

g) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

Complementary Information

13.2 - Total compensation of the board of directors, statutory board of directors and fiscal council

Total compensation for fiscal year 2015 - annual amount
Number of members	Board of Directors	Board of Executive	Fiscal Council	Total
	8.58	85.83	5.00	99.41
Fixed annual compensation	15,239,000.00	115,430,280.00	882,000.00	131,551,280.00
Salary or fees	12,440,000.00	94,228,800.00	720,000.00	107,388,800.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Commitee membership	-.-	-.-	-.-	-.-
Other	2,799,000.00	21,201,480.00	162,000.00	24,162,480.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result			-.-
Variable compensation	15,656,235.00	121,028,111.74	-.-	136,684,346.74
Bonus	-.-	-.-	-.-	-.-
Profit sharing	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	15,656,235.00	121,028,111.74	-.-	136,684,346.74
Description of “Other” [v]ariable compensations

Variable Compensation R$12,780,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$2,875,635,00

Variable Compensation R$98,798,458.56; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$22,229,653.18

Post-employment benefits	24,932,934.41	191,620,161.52	-.-	216,553,095.93
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-.-	-.-
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based	-.-	-.-	-.-	-.-
Total Compensation	55,828,169.41	428,078,553.26	882,000.00	484,788,722.67

Complementary Information

Total compensation for fiscal year 2014 – annual amount
Number of members	Board of Directors	Board of Executive	Fiscal Council	Total
	7.83	88.42	4.67	100.92
Fixed annual compensation	15,165,500.00	116,036,655.00	823,200.00	132,025,355.00
Salary or fees	12,380,000.00	94,723,800.00	672,000.00	107,775,800.00
Direct and indirect benefits	-	-	-	-
Commitee membership	-	-	-	-
Other	2,785,500.00	21,312,855.00	151,200.00	24,249,555.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result
Variable compensation	16,338,437.50	127,127,992.30	-	143,466,429.80
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	16,338,437.50	127,127,992.30	-	143,466,429.80
Description of “Other” [v]ariable compensations

Variable Compensation R$13,337,500.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$3,000,937.50.

Variable Compensation R$103,777,952.90; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$23,350,039.40.

Post-employment benefits	26,800,140.28	198,754,636.47	-	225,554,776.75
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-	-
Benefits motivated by leaving the position	-	-	-	-
Stock based	-	-	-	-
Total Compensation	58,304,077.78	441,919,283.77	823,200.00	501,046,561.55

Complementary Information

Total compensation for fiscal year 2013 – annual amount
Number of members	Board of Directors	Board of Executive	Fiscal Council	Total
	7.00	88.83	3.00	98.83
Fixed annual compensation	25,872,000.00	112,637,280.00	529,200.00	139,038,480.00
Salary or fees	21,120,000.00	91,948,800.00	432,000.00	113,500,800.00
Direct and indirect benefits	-	-	-	-
Commitee membership	-	-	-	-
Other	4,752,000.00	20,688,480.00	97,200.00	25,537,680.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result.
Variable compensation	30,744,560.00	136,996,160.00	-	167,740,720.00
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	30,744,560.00	136,996,160.00	-	167,740,720.00
Description of “Other” [v]ariable compensations

Variable Compensation R$25,097,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$5,646,960.00.

Variable Compensation R$111,833,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Resctricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$25,162,560.00.

Post-employment benefits	46,106,175.34	203,893,824.66	-	250,000,000.00
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.
Benefits motivated by leaving the position	-	-	-	-
Stock based	-	-	-	-
Total Compensation	102,722,735.34	453,527,264.66	529,200.00	556,779,200.00

Complementary Information

13.3 – Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council:

a)      body (see table in “c.ii” below)

b)     number of members (see table in “c.ii” below)

c)      in relation to bonus:

i.   minimum amount set in the compensation plan

Banco Bradesco does not establish minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount set in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	7	83	5	95
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Maximum amount predicted in the compensation plan.	17,500,000.00	142,500,000.00		160,000,000.00
Amount predicted in the compensation plan, in case the goals are achieved.
Participation in the results
Minimum amount predicted in the compensation plan.
Maximum amount predicted in the compensation plan.
Amount predicted in the compensation plan, in case the goals are achieved.

iii. amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes prevails the Overall performance of the Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

iv.        amount effectively recognized in the results of 2015

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	8.58	85.83	5	99.41
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Amount recognized in the results.	12,780,600.00	98,798,458.56		111,579,058.56
Amount predicted in the compensation plan, in case the

Complementary Information

goals are achieved.
Participation in the results
Minimum amount predicted in the compensation plan.
Maximum amount predicted in the compensation plan.
Amount predicted in the compensation plan, in case the goals are achieved.

v.        amount effectively recognized in the results of 2014

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	7.83	88.42	4.67	100.92
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan.	-	-	-	-
Amount recognized in the results.	13,337,500.00	103,777,952.90		117,115,452.90
Amount predicted in the compensation plan, in case the goals are achieved.
Participation in the results
Minimum amount predicted in the compensation plan.
Maximum amount predicted in the compensation plan.
Amount predicted in the compensation plan, in case the goals are achieved.

vi.        amount effectively recognized in the results of 2013

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Number of members	7	88.83	3	98.83
Bonus	-	-	-	-
Minimum amount established in the compensation plan.	-	-	-	-
Amount recognized in the results.	25,097,600.00	111,833,600.00		136,931,200.00
Amount predicted in the compensation plan, in case the goals are achieved.
Participation in the results
Minimum amount predicted in the compensation plan.
Maximum amount predicted in the compensation plan.
Amount predicted in the compensation plan, in case the goals are achieved.

Complementary Information

d)    in relation to the participation in the result:

i. minimum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii. amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv. amount effectively recognized in the result of the last 3 fiscal years

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 – Compensation plan based on shares held by the Board of Directors and Statutory Board of Executive

Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to  Resolution  No.  3,921/10, of  the  National  Monetary Council,  the  payment of  Variable Compensation, due to the corporate assessment process and upon achievement of performance goals,

50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 - Number of shares, quotas and other securities convertible into shares held by managers and by the

Fiscal Council - by body

BODY	BRADESCO		CIDADE DE DEUS		BBD PARTICIPAÇÕES		BRADESPAR
	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED	COMMON	PREFERRED
Board of Directors	15,179,982	24,254,704	8	-	55,220,883	-	440,976	987,576
Board of Executive Officers	138,825	2,497,496	6	-	32,378,466	15,219,420	-	3,110
Fiscal Council	30,471	443,758	-	-	-	-	2,992	9,896

13.6 – Compensation based on shares of the Board of Directors and of the Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant  to  Resolution  No.  3,921/10,  of  the  National  Monetary  Council,  the  payment  of  Variable Compensation, due to the corporate assessment process and upon achievement of performance goals,

50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued  by  Banco  Bradesco  S.A.,  which  will  be  recorded  and  unavailable  (“Restricted  Shares”).  The

Complementary Information

Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.7 – Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers Banco Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 – Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Banco Bradesco has no plan based on shares option for the Board of Directors and St atutory Board of Executive Officers.

13.9 – Information necessary for understanding the data disclosed in items 13.6 to 13.8 - Method of pricing the value of shares and options

Banco Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.10 – Information on private pension plans granted to the members of the Board of Directors and to the statutory Board of Executive Officers

a) body

See table 13.10

b) number of members

See table 13.10

c) name of the Plan

Bradesco Organization Pension Plan

d) number of managers that meet the conditions to retire

See table 13.10

e) conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS (Social Security), and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, proportional, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

f) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

g) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h) if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

Complementary Information

Table 13.10

Body (item “a”)	Number of Members (item “b”)		Item "d"	Item "f"	Item "g"
	Retired	Active		R$	R$
Board of Directors	8	-	-	116,318,909.60	24,932,934.41
Board of Executive Officers	8	74	-	446,366,990.70	191,620,161.52
TOTAL	16	74	-	562,685,900.30	216,553,095.93

13.11 – highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of

Executive Officers and Fiscal Council:

Reason for not filling the table:

The Company’s management and supervisory bodies are comprised with professionals affiliated to the Brazilian Institute of Financial Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th  Federal Court of Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

“Now, therefore, I GRANT the pleaded injunction, determining the suspension of the validity of sub -item 13.11 of attachment 24 of CVM Instruction No.480, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction in the affiliates or in the companies to which they are linked until the subsequent decision of this Court.”

On May 17, 2013 a judgment on the merits of the referred lawsuit was handed down, through which the aforementioned injunction was ratified and the request made by IBEF was upheld, having been given to the defendant - CVM -, that: “…abstain from implementing the requirement contained in subsection 13.11 of Attachment 24 of CVM Instruction No. 480, as well as apply any penalty related to the noncompliance to the referred request, to IBEF associates and to the companies with which they are associated…”.

CVM filed an appeal, which was received only in devolutive effect, and the case was sent to the Federal Regional Court of the 2nd Region, according to order made in first instance on December 19, 2013.

The reason for not disclosing the minimum, medium and maximum compensation of the members of the companies’ management and supervisory bodies is based on the preservation of individual rights to privacy and safety of the individual members of mentioned statutory bodies.

In respect to these individual rights and judicial decision referred to above, the Company will not disclose the information, unless judicial determination otherwise.

13.12 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 – Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

Body	2015	2014	2013
	%	%	%
Board of Directors	100.00	100.0	100.0
Statutory Board of Executive Officers	91.6	95.4	93.3
Fiscal Council	0.00	0.00	0.00

13.14 – Managers and Fiscal Council´s Member’s compensation, grouped by body, received for any reason other than the position they occupy

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

Complementary Information

13.15 – Managers and Fiscal Council´s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Year 2015

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	60,874,295,44	-	-	60,874,295,44
Companies under common control	-	-	-	-

Yaer 2014 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	50,268,234.80	-	-	50,268,234.80
Companies under common control	-	-	-	-

Year 2013

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	-	-	-	-
Companies under common control	-	-	-	-

In 2013, the Management and the Fical Council’s members did not receive any compensation from direct or indirect controlling shareholders, of companies under common control and of subsidiaries of Banco Bradesco S.A.

13.16 – Other relevant information

There is no other information that we deem relevant.

Complementary Information

Power of Attorney Sample

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], (Individual Taxpayer’s ID No............................., with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No............................, with address at [FULL ADDRESS],  with specific powers to represent him/her, in the  capacity  of  Shareholder  of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 10, 2016, at 4 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of shares issued by the aforementioned Bank, with powers to present proposals, examine, discuss and vote on matters to be submitted to resolution of the aforementioned Meetings, including, but not limited to, vote targeting in the candidates appointed to compose the Company’s Board of Directors and/or Fiscal Council, in compliance with the provisions of Article 141, 161 and/or 162 of Law No. 6,404/76. Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney and shall exercise the powers that were granted to him/her, observing the limits imposed by the legislation in force and by the items of the agenda listed in the call notice, pursuant to the guidance below.

[City, State,] .......................... 2016 [Shareholder]

(Notarized signature)

Voting Guidance

Special Shareholders’ Meeting	Annual Shareholders’ Meeting
• ratification of the Board of Directors’ decision to cancel the capital stock increase process approved in the Special Shareholders’ Meeting held on December 17, 2015. ☐ favor ☐ against ☐ abstention	• analysis of the management report and exam, discussion and voting on the Financial Statements related to the fiscal year ended on December 31, 2015. ☐ favor ☐ against ☐ abstention
• net income allocation of the fiscal year 2015 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid. ☐ favor ☐ against ☐ abstention
• capital stock increase by means of capitalization of reserves with 10% bonus stock. ☐ favor ☐ against ☐ abstention

• definition of 8 (eight) members to composse the Board of Directors and reelection of the current members appointed by the controlling shareholders: Messrs. Lázaro de Mello Brandão, Luiz Carlos Trabuco Cappi, Ms. Denise Aguiar Alvarez, João Aguiar Alvarez, Carlos Alberto Rodrigues Guilherme, Milton Matsumoto, José Alcides Munhoz and Aurélio Conrado Boni.

☐ favor ☐ against ☐ abstention

• amendment to the “caput” or Article 6 of the Bylaws in order to reflect. ☐ favor ☐ against ☒ abstention

• election of the Fiscal Council’s members:

• appointed by the controlling shareholders: Effective Members: Messrs. Domingos Aparecido Maia, José Maria Soares Nunes and Ariovaldo Pereira; Alternate Members: Nilson Pinhal, Renaud Roberto Teixeira and Jorge Tadeu Pinto de Figueiredo.

☐ favor ☐ against ☐ abstention

OR

• appointed by non-controlling shareholder: Effective Member: João Carlos de Oliveira; Alternate Member: Oswaldo de Moura Silveira.

☐ favor ☐ against ☐ abstention

• compensation and amount to support the Management’s Pension Plan. ☐ favor ☐ against ☐ abstention
• monthly compensation of the Fiscal Council’s effective members. ☐ favor ☐ against ☐ abstention

Complementary Information

Specific power of attorney sample to separate voting – shareholders holding preferred shares

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], (Individual Taxpayer’s ID No............................., with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT],     [NATIONALITY],     [MARITAL     STATUS],     [OCCUPATION],     Identity     Card     No........................./[ISSUING BODY], Individual Taxpayer’s ID No............................, with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 10, 2016, at 4 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of preferred shares issued by the aforementioned Bank, with powers to vote exclusively on the candidates appointed by preferred shareholders to compose the Company’s Board of Directors and/or Fiscal Council, in compliance with the provisions of Article 141, 161 and/or 162 of Law No. 6,404/76. Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney.

Mentioned attorney-in-fact shall exercise the powers that were granted to him/her in relation to items “3” and/or “4” of the Annual Shareholders’ Meeting, , observing the limits imposed by the legislation in force.

[City, State,] .......................... 2016 [Shareholder]

(Notarized signature)

Voting Guidance

Candidates appointed by Mr. Roberto Kaminitz to compose the Fiscal Council: Effective Member: Luiz Carlos de Freitas; Alternate Member: João Batistela Biazon.

☐ favor                                  ☐ against                                        ☐ abstention

Complementary Information

Management’s Comments on the Company

10.1 - General Financial and Equity Conditions

Directors should comment:

a) general financial and equity conditions

The directors understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-terms.

The directors’ analysis is based on information from the last three adjusted financial statements on the balance sheet date and the last financial information disclosed, as follows:

2015

2015 was a year of achievements and advances for Bradesco, which become all the more valuable taking into account the environment of uncertainties during the period, in a context of decelerated economy, decreasing GDP and  persistent inflation.  We have been  successful and  we are convinced that  the financial activity is fundamental for the country to return to the path of growth.

Bradesco, since it was founded 72 years ago, has held an ongoing relationship with society, driven by the vocation of the pioneering spirit and determination to be contemporary at all times. From any angle assessed, the democratization of banking products and services has been a constant. The culture of quality, intersection point of all initiatives, contributed to the evolution of the technological structure, associated to the technical and professional improvement of the staff, pillars that distinguish us in the financial market.

Among the events of major relevance in 2015, we highlight the signature for the Purchase Contract of Shares with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC in Brazil. The operation, which is subject to the approval of the competent regulatory agencies, reaffirms the objectives of Bradesco to strengthen its presence and activity in the market.

In the context of corporate sustainability, the Organização Bradesco maintains its commitment in the constant search of integrating its principles to its strategic planning. In the social area, Fundação Bradesco deserves special attention, one of the largest private social and educational programs in Brazil, with 40 schools installed in priority regions of accentuated socioeconomic deprivation, promoting free basic and quality education, strengthening ethical values and civic-mindedness.

With renewed optimism in facing future challenges, Bradesco reiterates its positive vision in relation to Brazil. The planning of the Organization has solid foundations, proven in the scale already achieved, its great diversification in terms of products and services, robust financial and equity situation, one of the largest networks of customer service in Brazil, compatible presence abroad, use of the best corporate governance practices and qualified internal structure, in terms of experience and operational efficiency, to respond to the demands of sustained growth.

With  the  feeling  of  overcoming  adversity  and  recognition,  we  wish  to  thank  our  clients  and shareholders,  for  their  trust,  support  and  preference;  to  the  directors,  employees  and  other

Complementary Information

collaborators,   for   their   effort,   dedication   and   commitment   to   the   Organization's   strategies, determinants for the results obtained.

Among the important events of 2015 are the following:

•  on July 6, the signature of the partnership with FCA Fiat Chrysler Automóveis Brasil and Banco Fidis, through Bradesco Financiamentos, for a period of ten years, to finance the sales of vehicles of the brands Jeep, Chrysler, Dodge and Ram in Brazil;

•  On August 3, the disclosure of the signature of the Purchase Contract of Shares with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda., with the consequent take over of all operations of HSBC in Brazil, whose decision was ratified at the Extraordinary General Meeting on December 17, 2015. Subject to the approval of the competent regulatory bodies, the operation reaffirms the goals of Bradesco to strengthen its presence and activity in the market, thus increasing gains in efficiency and scale;

•  on August 6, the launch of the Espaço Bradesco Next Móvel at Shopping Iguatemi, in São Paulo; later, on October 8 and 30, in Morumbi Shopping and Shopping Park São Caetano, respectively. The objective of this new configuration, itinerant in form will mark our presence in different localities, taking to the public the experience of the latest technologies and innovations, as well as expanding the conquest of new business;

•  on August 31, the inauguration of the new premises of Grupo Bradesco Seguros in Alphaville – São Paulo, with a modern and sustainable architectural structure, where it will centralize the operations of all its segments. The integration extends further the synergy between the areas, generating gains in productivity and quality, in addition to improving assistance to the Branches and to clients;

•  on September 14, for the tenth consecutive year, Bradesco was selected to integrate the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, in the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets portfolios. The DJSI is composed of actions of a select list of companies in the world, with best practices for sustainable development; and

•  since September, Bradesco Clients can withdraw cash and check their balance without the use of the card, in the whole Rede Banco24Horas network, besides the Bradesco network, using biometric authentication with the palm of the hand.

In addition to the highlights above, in January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in  order to create a holding company of credit intelligence ("GIC"), which will develop a  database with  the  goal  of  adding,  reconciling  and  handling  database and  credit-related

Complementary Information

information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

Book Net Income was R$17.190 billion for the year, corresponding to R$3.42 per share and annualized return of 19.7% on average Shareholders’ Equity. The return on Average Total Assets was 1.7%. Consolidated Shareholders’ Equity amounted to R$88.907 billion and total of the adjusted assets stood at R$1.080 trillion.

Loan operations

The challenging scenario for the credit market makes the Bank maintain its policy always updated and commensurate with the current moment of economy, preserving the expansion and diversification of the offer, which covers the Branch Network, Banking Correspondents and Digital Channels. These differentials have contributed to the implementation of borrowings or in direct lending or in strategic partnerships with the various chains of business.

•    R$474.027 billion was the balance, at year-end, of the consolidated credit operations, in the expanded concept, including sureties and guarantees, letters of credit, advances of credit card receivables,  debentures,  promissory  notes,  co-obligation  in  receivables-backed  investment funds, mortgage-backed receivables and rural loans, for a 4.2% increase for the period.

•    R$29.499  billion  was  the  consolidated  balance  of  the  provision  for  doubtful  accounts, considering an additional provision of R$6.410 billion, which includes provision for guarantees provided, in the amount required by Resolution No. 2,682/99 issued by the National Monetary Council.

Funding and Asset Management

At year-end, the funds obtained and managed totaled R$1.510 trillion, 5.9% higher than the previous year.  In  all,  the  Bank  manages  26.027 million  checking  account  customers,  60.086 million  savings accounts with balances of R$91.879 billion, accounting for 18.0% of the SBPE – Brazilian Savings and Loan System.

•    R$475.486 billion   in   demand   deposits,  time  deposits,  interbank  deposits,  Federal  funds purchased and securities sold under agreements to repurchase and savings deposits;

•    R$550.284 billion in managed funds, comprising Investment funds, managed portfolios and third- party fund units, a 12.6% increase;

•    R$248.210 billion, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic;

•    R$177.834 billion   in   technical  provisions  for   insurance,  private  pension   plan   funds  and capitalization bonds, a 16.0% increase; and

•    R$58.582 billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$11.234 billion. Of this amount, we highlight the capture in the total value of US$375 million with the International Finance Corp (IFC), of which US$150 million come from the IFC itself and

Complementary Information

US$225 million from a group of Banks, whereby the resources are destined for loans to small and medium sized enterprises.

At  the  end  of  the  2015  financial  year,  Bradesco’s  market  value,  taking  into  account  the  closing quotations of common and preferred shares, was R$100.044 billion, representing 1.1 times the Book Value on December 31, 2015.

2014

In 2014, Brazil experienced yet another moment in its well-established democracy, promoting elections that generated great interest from the general public – who were involved by the strength of the campaigns  and  a  fierce  contest  at  the  polls.  Now,  economic  officials  face  the  task  of  revisiting projections and strategies, setting the groundwork for changes that can lead the country towards a leap in development.

The Organização Bradesco believes there are reasons to feel optimistic about the future of Brazil. In this context, we hope that domestic economic policy and external factors, such as the recovery of the US economy  and  the  recovery  efforts  of  the  economies  pegged  to  the  Euro,  can  create  growth opportunities in the country.

At Bradesco, among the most significant events of this past year, we should emphasize our permanence in the select group of companies in the BM&FBovespa’s ISE (Corporate Sustainability Index), and the Dow Jones Sustainability Index, of the New York Stock Exchange, which it comprises for the ninth consecutive year; the launch of the payment solutions company Stelo S.A., as well as that of LIVELO S.A., which will take care of business related to a coalition loyalty program – both in conjunction with Banco do Brasil. Also worth mentioning were the opening of the second Fluvial Service Station on the Solimões River, serving 11 riverside towns along a 1,600-km extension of the river, and the establishment of the first branch in Vila Kennedy, a community in the west side of Rio de Janeiro, aimed at the financial inclusion of approximately 130 thousand residents.

As it celebrates 71 years of existence, Bradesco boasts a strong balance sheet position that confirms the success of the strategies applied, which in turn are consistent with the choice of retail banking as our flagship product line for the goals democratization of credit and banking inclusion.   Our market performance is the result of the instrumentality of an extensive and well-distributed Service Network and of our digital channels. This wide range of options is made possible by a constant and robust investment in infrastructure and especially in technology, which positions Bradesco at the forefront of banking technology.

The Organização Bradesco maintains its commitment to corporate sustainability, seeking to integrate its basic principles to its Overall strategic planning. Among its social initiatives, we should highlight the work  developed  by  the  Fundação  Bradesco,  which  offers  free  and  high-quality  education.  The foundation focuses its work on regions that face greater educational and healthcare shortages in the country, with a network of 40 schools that constitute one of the largest socio-educational programs promoted by the private sector on a Overall scale.

The strength of the Bradesco brand will remain a powerful ally in the continuous effort of earning and maintaining market positions, and it is boosted by the competent and loyal dedication of its directors

Complementary Information

and  employees,  to  whom  we  express  our  gratitude.  We  also  wish  to  thank  our  customers  and shareholders for the trust which has allowed us to stand apart from the competition.

The following are some of the most noteworthy events involving the Organização Bradesco over the past year:

•    on April 17 Bradesco and Banco do Brasil launched Stelo S.A., a payment solutions company that  manages, operates and  explores  the payment facilitator  segment for  e-commerce and digital portfolio business; on May 14, they formed LIVELO S.A., whose purpose will be to explore businesses related to coalition loyalty program, allowing the client to accumulate and redeem points in various partners;

•    on May 27 the second Fluvial Service Station was inaugurated aboard the ship Voyager V, in the Solimões River in the Amazon. The new ship serves approximately 50 communities and 11 cities,  covering  a  stretch  of  around  1,600  kilometers  between  Manaus  and  Tabatinga  and bringing banking services that make life easier at these riverside communities;

•    on July 7, Bradesco was issued the Quality Certificate issued by IIA – Institute of Internal Auditors, an entity present in more than 130 countries, empowered to assess and grant the Quality Certificate to internal audits. The certificate is the recognition that Bradesco has an internal audit structure that is prepared to act independently in all its dimensions, with emphasis on best practices for Risk Assessment and for the effectiveness of Internal Controls;

•    on July 17, Bradesco and the major retail Banks in the country signed a new Shareholders’ Agreement for TecBan – Banking Technology S.A., which provides that, in approximately 4 years, their external networks of Self-Service Terminals will be consolidated into Banco24Horas terminals;

•    on July 28, Bradesco formalized a strategic partnership with IBM Brasil – Indústria Máquinas e Serviços Ltda., which will provide hardware and software support and maintenance activities, currently provided by Scopus Tecnologia Ltda. IBM will take over the operational structure from Scopus, and all support and maintenance contracts signed between Scopus and its other clients;

•    on August 4, the opening of the first branch in Vila Kennedy, a community located in the west side of the city of Rio de Janeiro, allowing the financial inclusion of approximately 130 thousand residents;

•    on September 12, for the ninth consecutive year, Bradesco was selected to comprise the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, as part of the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets Index; on November 27,  it  was  once  again  selected  to  comprise  the  Corporate  Sustainability  Index  (ISE)  of

Complementary Information

BM&FBOVESPA, which reflects the return of a portfolio composed of shares of the companies with the best performance in the ISE indicators; and

•    on September 15, it earned the RA1000 Reclame AQUI, as the first bank to be awarded the RA1000, the maximum seal of quality for handling complaints made to the website Reclame AQUI.

Book Net Income was R$15.089 billion for the year, corresponding to R$3.60 per share and annualized return of 19.8% on average Shareholders’ Equity. The return on Average Total Assets was 1.6%. Consolidated Shareholders’ Equity amounted to R$81.508 billion and total of the adjusted assets stood at R$1.032 trillion.

Loan operations

The democratization of credit can be achieved by expanding and diversifying the credit available, and by more attractive interest rates. These key factors have increased the volume of financing operations conducted directly or in partnerships with market players, as well as in other lines aimed at individuals, such as payroll-deductible loans, through an extensive network of Branches, PAs (Service Branches) and Sales Promoters.

•    R$455.127 billion was the balance, at year-end, of the consolidated credit operations, in the expanded concept, including sureties and guarantees, letters of credit, advances of credit card receivables,  debentures,  promissory  notes,  co-obligation  in  receivables-backed  investment funds, mortgage-backed receivables and rural loans, for a 6.5% increase for the year; and

•    R$23.146  billion  was  the  consolidated  balance  of  the  provision  for  doubtful  accounts, considering an additional provision of R$4.007 billion, which includes provision for guarantees provided, in the amount required by Resolution No. 2,682/99 issued by the National Monetary Council.

Funding and Asset Management

At year-end, the funds obtained and managed totaled R$1.426 trillion, 13.2% higher than the previous year.  In  all,  the  Bank  manages  26.482 million  checking  account  customers,  59.091 million  savings accounts with balances of R$92.155 billion, accounting for 17.6% of the SBPE – Brazilian Savings and Loan System.

•    R$531.806 billion   in   demand   deposits,  time  deposits,  interbank  deposits,  Federal  funds purchased and securities sold under agreements to repurchase and savings deposits, a 12.1% increase;

•    R$488.730 billion in managed funds, comprising Investment funds, managed portfolios and third- party fund units, a 12.3% increase;

Complementary Information

•    R$217.526 billion, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, a 22.0% increase;

•    R$153.267 billion   in   technical  provisions  for   insurance,  private  pension   plan   funds  and capitalization bonds, a 12.5% increase; and

•    R$34.770 billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$13.090 billion.

At  the  end  of  the  2014  financial  year,  Bradesco’s  market  value,  taking  into  account  the  closing quotations of common and preferred shares, was R$145.536 billion, representing 1.8 times the Book Value on December 31, 2014, and up 13.6% compared to December 31, 2013.

2013

The year 2014 will be challenging comparing to the start of the reduction of monetary stimuli in the U.S., as well as the slight slowdown in China’s growth. A scenario to be overcome by emerging countries, on the other hand, is a unique opportunity for those nations to improve their macroeconomic and institutional foundations.

Brazil is not immune to this external context, but is better poised to face the challenges. The resumption of economic activity in Brazil in the last few months of 2013 has been supported mainly by productive investments, which tend to become intensified with the current program of public concessions in infrastructure, as well as the major sporting events that will occur between 2014 and 2016.

Bradesco remains optimistic about Brazil, envisioning a favorable outlook in the segments in which it operates. The volume of credit tends to grow at sustainable rates compatible with the risk, while gains in income and creation of jobs are still present. Given the intense and continuous process of social mobility in recent years, which is still under way, the scenario for the banking and insurance sectors in Brazil remains very promising.

At Organização Bradesco, among the major events of the financial year, it was recorded that on March

10, Bradesco completed 70 years in business, with an active presence in Brazilian life, permanent incentives for the democratization of financial products and services, and a renewed willingness to expand its business horizons. Guided by realistic strategies, it grew rapidly and soon became the Bank of the Brazilians. For such, it built an extensive Customer Service Network that today allows it to be present in all regions of the nation, promoting banking inclusion and social mobility.

It is also noteworthy that Organização Bradesco has once again been selected to be part of:

•    Dow Jones Sustainability World Index – DJSI, a select list of the New York Stock Exchange that gathers companies with best practices for sustainable development, in addition to the  Dow Jones Sustainability Emerging Markets, a portfolio created earlier this year, for which companies with DJSI performance ranked among the top 10% in their respective sector are eligible; and

Complementary Information

•    Corporate Sustainability Index  (ISE) of  BM&FBOVESPA S.A.  –  Securities,  Commodities and Futures Exchange, which reflects the return of a portfolio comprised of shares of companies with the best performance in all dimensions that measure corporate sustainability.

Book Net Income was R$12.011 billion for the year, corresponding to R$2.86 per share and annualized return of 17.7% on average Shareholders’ Equity. The return on average total assets was 1.3%. Consolidated Shareholders’ Equity amounted to R$70.940 billion and total of the adjusted assets stood at R$908.139 billion.

Loan Operations

The democratization of credit is part of Bradesco’s strategy. It is achieved through expansion and diversification of the offer and the more attractive interest rates, differentiating factors that have increasingly risen the volume of transactions in loans made directly or in partnerships with market agents and other lines aimed at individuals, such as payroll lending, through its extensive network of Branches, Service Stations and Sales Promoters.

•    R$427.273 billion was the year-end balance of consolidated loan operations, in the expanded concept,  which  includes  sureties  and  guarantees,  letters  of  credit,  prepaid  credit  card receivables, debentures, promissory notes, co-obligation in assignments for investment funds in credit rights, real estate and rural loans receivables certificates, with an increase of 10.8% in the period; and

•    R$21.687 billion   was   the   consolidated   balance   of   the   provision   for   doubtful   accounts, considering an additional provision of R$4.036 billion, which includes provision for guarantees provided, in the amount required by Resolution No. 2,682/99 issued by the National Monetary Council.

Funding and Asset Management

Bradesco manages, on the whole, 26.400 million account holders, and 50.897 million savings account holders with a balance of R$80.718 billion, which accounts for 17.2% of the Brazilian Savings and Loans System (SBPE). At the end of the year, the Organization’s total funding and asset management reached R$1.260 trillion, a 2.8% increase as compared to the previous year.

•    R$474.342 billion   in   demand   deposits,  time  deposits,  interbank  deposits,  Federal  funds purchased and securities sold under agreements to repurchase and savings deposits, a 1.5% increase;

•    R$435.364 billion in managed funds, comprising Investment funds, managed portfolios and third- party fund units;

•    R$178.294 billion, recorded in foreign exchange portfolio, borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, an 11.0% increase;

•    R$136.229 billion   in   technical  provisions  for   insurance,  private  pension   plan   funds  and capitalization bonds, a 9.7% increase; and

Complementary Information

•    R$35.827 billion  in  Foreign Resources, through public and private issues, Subordinated Debt Abroad, Securitization of Future Financial Flows and Loans and Transfers Abroad, representing US$15.294 billion.

At  the  end  of  the  2013  financial  year,  Bradesco’s  market  value,  taking  into  account  the  closing quotations of common and preferred shares, was R$128.085 billion. Starting in May 2013, Bradesco’s common shares became part of the Bovespa Index.

Complementary Information

The following are comments about our key indicators:

I)  Capital Adequacy Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk- weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. Starting in October 2013, the implementation of a new capital structure began in Brazil. The Brazilian Central Bank (Bacen), through CMN Resolution No. 4,192/13, set out the new methodology for calculating the Referential Equity (PR – Patrimônio de Referência), superseding CMN Resolution No. 3,444/07. Since then, the Reference Equity started being calculated based on CMN Resolution No. 4,192/13, which determined that the elaboration be made based on the "Prudential Consolidation", as per January 2015.

The difference in comparison between the current form of calculation of the Prudential Consolidation, and the previous Financial Consolidation, is, essentially, a reflection of the consolidation of similar companies to  the financial  institutions  (Bradesco Consórcios,  Cielo,  among  others) and  investment funds, which became the scope, according to the regulation in force. It is important to highlight that the difference is also related to the amendment of the application of the factor of prudential adjustments, as defined in CMN Resolution No. 4,192/13, which went from 20% in December 2014 to 40% from January 2015.

The calculation of our Basel Index is shown below:

In  December  2015,  the  Reference  Equity  of  the  Prudential  Consolidation  reached  the  amount  of R$102,825 million, compared to assets weighted by the risk of R$612,217 million.

It is worth mentioning that, in the fourth quarter of 2015, the Brazilian Central Bank authorized the Subordinated Letters of Credit to compose Tier II. The restated amount on December 31, 2015 reached R$5,805 million.

Complementary Information

In the light of the implementation of the new capital requirements, the indexes of 2015 cannot be compared with the indexes of 2014.

In   December   2014,   Capital   stood   at   R$98,605 million,   against   risk-weighted   assets   totaling R$597,213 million. The Total Basel Index recorded a slight drop of 0.1 p.p. when compared to the previous year, going from 16.6% in December 2013 to 16.5% in December 2014, which is basically a result of: (i) 20% applied over prudential adjustments, as per CMN Resolution No. 4,192/13; (ii) increase in  risk-weighted assets, caused  by the expansion  of  the loan  portfolio; and  partially  offset  by (iii) increase in Shareholders’ equity, due to the growth in income recorded in the year.

It is worth mentioning that in December 2014, only R$21,406 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

II) Operating Efficiency Ratio (ER) and Operating Coverage Ratio

Operating Efficiency Ratio (ER)

A 2015 to 2014 comparison shows an improvement of 1.7 p.p. in the ratio, reaching 37.5% in 2015, which represented the highest historic level of this indicator. This improvement is basically the reflex: (i) of the growth of the financial margin and of revenues from the provision of services; and (ii) of the behavior of the operating expenses, which evolved below the inflation in the year.

A 2014 to 2013 comparison shows an improvement of 2.9 p.p. in the ratio. This result was basically due to: (i) investments in organic growth, which enabled an increase in income; and (ii) the continued efforts to control expenses, including Efficiency Committee actions and investments in Information Technology, which have improved internal systems and processes.

Complementary Information

Operating Coverage

In the comparison between 2015 and 2014, and between 2014 and 2013, the index of operational coverage showed improvement, mainly due to the increase in revenue from services provided, coupled with ongoing efforts to control expenses, including actions by the Efficiency Committee and measures applied to increase the offer of products and services to the entire customer base.

III) Main loan portfolio indicators

Delinquency Ratio > 90 days(1)

(1) Concept defined by the Brazilian Central Bank.

In 2015, the delinquency ratio over 90 days amounted to 4.1% of the credit portfolio, representing an increase of 0.6 p.p. in comparison to 2014, mainly due to: (i) the slower pace of growth of the credit portfolio; and (ii) the impact of the process of deceleration of the economic activity. It is important to stress the reduction in the delinquency rate of the Large Companies segment, which compensated, partially, the effects of the increase in delinquency of Individuals and in the Micro, Small and Medium Sized Enterprises.

In 2014, the delinquency ratio over 90 days amounted to 3.5% of the credit portfolio, remaining stable compared to 2013.

In 2013, the total delinquency ratio, comprising transactions overdue over 90 days, had a decrease of 0.6 p.p in the comparison with 2012. Such decrease was mainly due to: (i) the investment in the ongoing improvement in loan assignment models; (ii) the growth of payroll-deductible loan and real estate financing products, which impacted the portfolio mix; and (iii) the improvement in internal models of loan risk monitoring. We also highlight, in the period, the drop in the indicator for the Individual and Micro, Small and Medium Sized Enterprises. The increase in delinquency ratios of Corporations is associated to individual cases and does not represent a trend.

Complementary Information

Coverage ratios

In December 2015, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 161.7% and 198.0%, respectively, indicating a comfortable level of provisions.

The  balance  of  the  Allowance  for  Loan  Losses  (ALL)  of  R$29,499 million  in  December  2015,  was comprised  of:  (i)  R$23,089 million  in  provisions  required  by  the  Brazilian  Central  Bank;  and  (ii) R$6,410 million of additional provisions.

In December 2014, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 156.6% and 189.0%, respectively, indicating a comfortable level of provisions.

The  balance  of  the  Allowance  for  Loan  Losses  (ALL)  of  R$23,146 million  in  December  2014,  was comprised  of:  (i)  R$19,139 million  in  provisions  required  by  the  Brazilian  Central  Bank;  and  (ii) R$4,007 million of additional provisions.

In December 2013, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 158.9% and 192.3%, respectively, indicating a comfortable level of provisions. Increases in the period reflect an improvement of delinquency.

Complementary Information

The  balance  of  the  Allowance  for  Loan  Losses  (ALL)  of  R$21,687 million  in  December  2013,  was comprised  of:  (i)  R$17,651 million  in  provisions  required  by  the  Brazilian  Central  Bank;  and  (ii) R$4,036 million of additional provisions.

Complementary Information

b) capital structure and possibility of redemption of shares, indicating: (i) redemption scenario; (ii) formula for calculating the amount of redemption

When Bradesco’s directors analyze the tables below, they understand that the Bank’s current capital structure is adequate and consistent with the business expansion strategy. The largest funding source for its operations is from third-party capital.

Capital Structure

In thousands

Capital Structure (1)	Dec15	Dec14	Dec13
Common	2,520,695	2,100,738	2,100,738
Preferred	2,508,781	2,094,652	2,095,771
Subtotal – Outstanding Shares	5,029,476	4,195,390	4,196,509
Treasury shares	19,253	11,883	10,765
Total	5,048,729	4,207,273	4,207,274

(1) Excluding bonuses  and stock splits during the period.

In December 2015, Bradesco’s capital was R$43.1 billion, composed of 5,048,729 thousand book-entry shares without par value, of which 2,524,365 thousand were common shares and 2,524,364 thousand were preferred shares.

In December 2014, Bradesco’s capital was R$38.1 billion, composed of 4,207,274 thousand book-entry shares without par value, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares.

In December 2013, Bradesco’s capital was R$38.1 billion, composed of 4,207,274 thousand book-entry shares without par value, of which 2,103,637 thousand common shares and 2,103,637 thousand preferred shares.

R$ million

	12/31/2015	% of total	12/31/2014	% of total	12/31/2013	% of total
Shareholders’ equity of the controlling shareholders	88,907	8.2%	81,508	7.9%	70,940	7.8%
Third-Party Capital (1)	990,848	91.8%	950,532	92.1%	837,199	92.2%
Adjusted Total Liabilities	1,079,755	100.0%	1,032,040	100.0%	908,139	100.0%

(1) Adjusted Total Liabilities excluding shareholders’ equity.

Over the last three years, Bradesco has kept its proportion of capital held by third parties at around 92.0%, which is seen as a normal level for institutions in the financial intermediation business.

There are no ways of redeeming the company’s shares other than those legally stipulated.

c)  capacity to pay financial commitments

Bradesco’s directors understand that the operations stated in the balance sheet at the periods stated below, for the three last financial years, evidence that Bradesco has a comfortable liquidity margin to comply with its short-term liabilities. It is worth mentioning that Bradesco’s asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the customers and meet its

Complementary Information

own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity:

Consolidated Adjusted Balance Sheet by time limits

Balance Sheet	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
						R$ million
Assets						
Current and Long-Term Assets	599,501	94,604	60,549	305,113	-	1,059,768
Funds available	17,457	-	-	-	-	17,457
Interbank investments (2)	134,767	3,932	1,243	515	-	140,457
Securities and derivative financial instruments (1)(2)	312,648	7,141	4,948	82,847	-	407,584
Interbank and interbranch Accounts	55,048	-	-	681	-	55,729
Loan operations and leasing	28,729	67,794	46,195	163,541	-	306,258
Other receivables and assets	50,852	15,738	8,163	57,529	-	132,282
Permanent assets	345	1,656	1,966	13,984	2,035	19,987
Investments	-	-	-	-	1,587	1,587
Premises and equipment	75	375	450	4,424	448	5,772
Intangible assets	270	1,281	1,516	9,560	-	12,628
Adjusted Total on December 31, 2015	599,847	96,261	62,515	319,097	2,035	1,079,755
Adjusted Total on December 31, 2014	600,477	97,975	62,766	268,296	2,527	1,032,040
Adjusted Total on December 31, 2013	522,283	86,122	63,274	233,552	2,907	908,139
Liabilities						
Current and Long-Term Liabilities	563,336	104,215	61,302	259,981	-	988,834
Deposits (3)	132,014	11,877	9,500	42,369	-	195,760
Federal funds purchased and securities sold under agreements to repurchase (2)	200,477	49,140	5,477	24,632	-	279,726
Funds from securities issued	4,602	20,055	28,482	56,408	-	109,547
Interbank and interbranch Accounts	6,384	-	-	-	-	6,384
Borrowing and Onlending	5,602	16,350	15,171	33,215	-	70,338
Derivative financial instruments	13,106	382	198	99	-	13,785
Technical reserves for insurance, pension plans and capitalization bonds (3)	146,456	4,333	1,542	25,503	-	177,834
-Subordinated Debt	275	3	190	38,370	-	38,838
-Others	54,420	2,075	743	39,385	-	96,622
Deferred income	529	-	-	-	-	529
Non-controlling interests in subsidiaries	-	-	-	-	1,486	1,486
Shareholders' Equity	-	-	-	-	88,907	88,907
Adjusted Total on December 31, 2015	563,864	104,215	61,302	259,981	90,392	1,079,755
Adjusted Total on December 31, 2014	593,979	102,649	46,927	206,585	81,901	1,032,040
Adjusted Total on December 31, 2013	494,221	85,950	48,027	208,396	71,545	908,139
Net adjusted assets on December 31, 2015 YTD	35,983	28,028	29,241	88,357	-	-
Net adjusted assets on December 31, 2014 YTD	6,498	1,824	17,663	79,374	-	-
Net adjusted assets on December 31, 2013 YTD	28,062	28,234	43,481	68,637	-	-

(1) Investments in investment funds are classified as 1 to 30 days;

(2) Repurchase agreements are classified according to the maturity of the transactions; and

(3) Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

Complementary Information

d) financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three financial years:

Deposits

Deposits are our most important source of funding.

In December 2015, the balance of our deposits was down by 7.4% in the comparison with December 2014, mostly due to new business opportunities offered to customers, basically due to interest rate fluctuations in the period, for the same reason, the balance of deposits in December 2014 has reduced

2.8% in comparison to December 2013.

Deposits accounted for 32.9% of all obligations in December 2015. The deposits consist primarily of real- denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits.

The balance of the deposits showed a reduction of 7.2% between the years 2015 and 2014, to a large extent explained by variations in interest rates occurring in the period and by new investment alternatives offered to clients.

Regarding the savings deposits, the balance remained stable in comparison to the same period of the previous year. It is worth highlighting that, Bradesco has been increasing, constantly, its base of savers, and in the last 12 months, presented a net evolution of 1.0 million new savings accounts.

Demand balance of deposits were down R$9,209 million between 2015 and 2014, mainly due to new business opportunities offered to customers.

In December 2015, we had 26.6 million account holders and 60.1 million savings accounts, compared to 26.5 million account holders and 59.1 million savings accounts in December 2014. In December 2013, we had 26.4 million account holders and 50.9 million savings accounts.

Complementary Information

Debentures

In December 2015, the balance of debentures of Bradesco reached R$79,067 million, registering an increase of 14.8% in comparison to December 2014. This increase refers mainly to the placement of these financial instruments, which are also used as ballast in committed transactions.

The increase of 6.9% stated in the comparison between December 2014 and 2013 basically refer to the placement of these securities, used as a guarantee in repurchase agreements, which were impacted by the pace of the economic activity.

Borrowing and Onlending

In the comparison between 2015 and 2014, the balance of Borrowings and Onlendings increased 19 .2% or R$11,340 million, basically due to: (i) the increase of R$15,437 million in borrowings and onlendings denominated  and/or  indexed  in  foreign  currency,  whose  balance  rose  from  R$16,682 million  in December 2014 to R$32,119 million in December 2015, primarily due to the positive exchange rate variation of 47.0% in the period; and offset by: (ii) the reduction of R$4,098 million, or 9.7%, in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations.

The increase of 5.2% or R$2,903 million in 2014 when compared to financial year of 2013, basically due to the: (i) increase of R$1,621 million in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations; and (ii) increase of R$1,282 million in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance rose from R$15,400 million in December 2013 to R$16,682 million in December 2014, primarily due to the positive exchange rate variation of 13.4% in the period.

Funds from securities issued

In the comparison between December 2015 and 2014, the increase of 29.1% or R$24,722 million in Funds  from  securities  issued  was  primarily  due  to:  (i)  increased  inventory  of  Financial  Bills,  from R$54,961 million  in  December  2014  to  R$71,692 million  in  December  2015,  basically  due  to  new issuances in the period; and (ii) higher volume of Mortgage Bonds, in the amount of R$8.360 million.

The increase of 47.1% (R$27,171 million) in financial year of 2014 compared to financial year of 2013, was primarily due to: (i) the increase in the inventory of Financial Notes, the balance of which increased from R$35,208 million in December 2013 to R$54,961 million in December 2014, mainly due to new issuances in the period; (ii) higher volume of Mortgage Bonds, in the amount of R$5,867 million; (iii) higher volume of Letters of Credit for Agribusiness operations, totaling R$4,199 million; and partially offset by: (iv) a R$2,709 million reduction in the volume of securities issued overseas.

Subordinated Debt

In   December   2015,   Subordinated   Debt   totaled   R$50,283 million   (R$13,714 million   abroad   and R$36,569 million in Brazil), up 40.4% (R$14,461 million) in comparison with December 2014, basically due to: (i) the issuing of new subordinated debts; (ii) the variation in the exchange rate; and partially offset by: (iii) the maturities of debts which occurred in the periods.

Additionally, it is worth mentioning that, in the fourth quarter of 2015, Bacen authorized the use of Subordinated Letters of Credit, in the value of R$5,805 million to compose the Tier II of the Basel Index.

Complementary Information

In   December   2014,   Subordinated   Debt   totaled   R$35,822 million   (R$9,322 million   abroad   and R$26,500 million in Brazil), down 0.2% in comparison with December 2013, basically due to the maturity of debts.

e) financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

The Directors report that as sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, the company may use the following resources: (i) Deposit Raising; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of Securities; and (v) Injection of Capital by the controlling shareholders. It should be pointed out that Bradesco’s Treasury Department acts as a support center for our business segments by managing the funding and liquidity positions and executing investment objectives in accordance with asset and liability management policies. It is also responsible for setting the rates for our different products, including interbank rates. The Treasury Department covers any funding shortfall through borrowing in the interbank market, investing any surpluses in liquid instruments in the interbank market.

In some limited circumstances, we may obtain emergency funds from the Brazilian Central Bank through a transaction referred to as “discount.” A discount is a loan from the Brazilian Central Bank to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco did not enter into discount transactions for liquidity purposes.

f) indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Brazilian Central Bank for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Reference Equity consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Reference Equity the total funds invested in Permanent Assets, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Reference Equity of exposure by costumer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Complementary Information

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g) limits for use of contracted financing

There are no limits for the use of contracted financing.

h) significant changes to each item of financial statements

Directors understand that the Bank has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion.

We present below comments on the items the directors believe are important and relevant, stated in the Balance sheet and Statement of Adjusted Income.

Consolidated Adjusted Balance Sheet Adjusted

In relation to significant changes in consolidated adjusted balance sheet adjusted items, the table below compares the most significant events in the following periods:

Interbank Investments

The  balance  of  interbank  investments  amounted  to  R$140,457 million  in  December  2015,  down

Complementary Information

R$61,955 million or 30.6% in comparison with December 2014, basically reflecting the drop in the financed position, to the value of R$61,825 billion in the period, mainly in National Treasury Notes.

In  December  2014,  the  balance  of  interbank  investments  amounted  to  R$202,412 million,  up R$66,956 million or 49.4% in comparison with 2013, mainly due to the increase of R$75,590 million recorded in the portfolio of securities in relation to the financed position, particularly in National Treasury Notes, National Treasury Bills and Financial Treasury Bills.

Securities

In December 2015, securities represented 37.7% of our total assets (December 2014  – 33.6% and December 2013 – 34.5%).

In December 2015, the balance of securities was up 17.7% (R$61.226 million) in comparison with December 2014, primarily due to the balance growth of: (i) government securities, to the sum of R$26,441 million; (ii) private securities, to the sum of R$15,086 million; and (iii) securities tied to PGBL/VGBL, to the sum of R$64,934 million. This increase was offset, partially, by the reduction of R$45,235 million in committed operations, arising from investment funds and managed portfolios, applied by subsidiaries included in the Bradesco Consolidated Adjusted.

In December 2014, the balance of securities was up 10.5% in comparison with December 2013, primarily due to the growth in repurchase agreements arising from investment funds and managed portfolios, applied by subsidiaries included in the Bradesco Consolidated Adjusted.

Interbank and Interbranch Accounts

Interbank and  interbranch accounts basically correspond to compulsory deposits with the Brazilian Central Bank, which represented, in December 2015, 5.2% of our total adjusted assets (December 2014 – 5.0% and December 2013 – 6.3%).

In the comparison between December 2015 and 2014, the 7.2% increase basically refers to an increase in the compulsory reserves on time deposits, impacted by the increase of the enforceability in the year.

In the comparison between December 2014 and 2013, the 8.8% decrease basically refers to a decrease in our time deposit balances.

Loan and Leasing Operations

In  December  2015,  loan  and  leasing  operations  represented  30.9%  of  our  total  adjusted  assets (December 2014 – 30.8% and December 2013 – 32.7%).

Between December 2015 and 2014, the 4.9% increase refers basically to the increase in volume of operations, particularly in the following products targeted at individual customers: (i) real estate financing, with an increase of 27.1%; and (ii) payroll-deductible loans, with an increase of 16.7%. In the corporate segment, the highlights were: (i) export financing; and (ii) operations abroad, due to the exchange rate variation in the period.

In the comparison between December 2014 and 2013, the 7.3% increase refers basically to the increase in volume of operations, particularly in the following products targeted at individual customers: (i) real estate financing, with an increase of 31.7%, and (ii) payroll-deductible loans, with an increase of 10.6%.

Complementary Information

In the corporate segment, the highlights were: (i) real estate financing, with 48.5% growth; and (ii) rural loans, up 26.6%.

Other Credits and Values and Goods

The balance of the other credits and values and goods accounted for in December 2015, 12.4% of our total adjusted assets (December 2014 – 10.3% and December 2013 – 10.9%).

Between December 2015 and 2014, the evolution of 25.9% refers, substantially, to: (i) an increase in the volume of tax credits, mainly those originating from temporary differences, related to: (a) the constitutions of provision for doubtful debtors; and (b) adjustments at market value of securities for trading. It is worth noting that the increase of the balance of the tax credits was impacted, also, by the increase in the social contribution aliquot on the temporary additions and negative base provided for realization by December 2018; and (ii) an increase in the balance of securities of receivables.

In the comparative study between December 2014 and 2013, the increase of 6.9% of other credits and values and goods was caused, basically: (i) by the increase in the volume of tax credits, basically related to the constitution of provision for doubtful debtors; and (ii) by the higher volume of operations with credit cards.

Federal funds purchased and securities sold under agreements to repurchase

The balance of Federal funds purchased and securities sold under agreements to repurchase, in the comparative between December 2015 and 2014, showed a drop of 12.6% or R$40,468 million, driven, basically, by the drop of R$61,206 million in operations with the third parties portfolio. This fall was partially offset by an increase of R$16,421 million in the balance of own operations portfolio.

In the comparison between December 2014 and 2013, the 24.9% increase in funding was due primarily to: (i) an increase of R$74,838 million in third-party portfolio operations; and offset by (ii) the reduction of R$6,628 million in the company-owned portfolio.

Provisions for insurance, pension plan and capitalization

In the comparison between December 2015 and 2014, technical reserves for insurance, pension plans and capitalization grew by 16.0%, or R$24,568 million, mainly due to: (i) an increase of R$19,075 million in technical reserves for VGBL plans; and (ii) an increase of R$1,895 million in technical reserves for PGBL plans.

In December 2014, technical reserves for insurance, pension plans and capitalization grew by 12.5% (R$17,038 million), mainly due to: (i) an increase of R$12,924 million in technical reserves for VGBL plans; and (ii) an increase of R$1,527 million in technical reserves for PGBL plans.

Other liabilities

Between December 2015 and 2014, the evolution of 21.3% in the balance of other obligations refers, substantially, to the increase of the volume of subordinated debts, presenting a growth of 40.4%, or

Complementary Information

R$14,461 million, compared to December 2014, caused, basically: (i) the issuing of new subordinated debts; (ii) the variation in the exchange rate; and partially offset by: (iii) the maturities of debts which occurred in the periods.

In the comparative between December 2014 and 2013, the increase of 8.5% of other obligations is related, basically, to the increase: (i) of obligations with credit concession, in the value of R$4,949 million; and (ii) of operations with credit cards, in the value of R$1,312 million.

We also highlight that the main sources of fund raising: (i) Deposits; (ii) Debentures; (iii) Loans and onlendings;  (iv)  Resources  from  issuance  of  securities;  and  (v)  Subordinated  debts,  are  being commented in item 10.1 d).

Statement of Adjusted Income

We present below the financial information for the financial years ended December 31, 2015, 2014 and 2013. It is noteworthy that, in order to promote better understanding, comparability and analysis of the results, we use the statement of adjusted income.

During the year of 2015, certain non-recurring events were recorded in our financial statements in order to allow a better understanding and analysis of our performance, we have adjusted our Statement of Income after excluding such events, thus resulting in what we refer to as Statement of Adjusted Income.

Complementary Information

R$ million

Consolidated Adjusted Income Statement	2015	2014	2013	Vertical Analysis % 2015	Vertical Analysis % 2014	Vertical Analysis % 2013	Horizontal Analysis 2015 x 2014 R$	Horizontal Analysis 2015 x 2014 %	Horizontal Analysis 2014 x 2013 R$	Horizontal Analysis 2014 x 2013 %
Financial margin	**55,387**	**48,295**	**43,286**	**100.0**	**100.0**	**100.0**	**7,092**	**14.7**	**5,009**	**11.6**
- NII - Interest Earning Portion	54,777	47,497	42,389	98.9	98.3	97.9	7,280	15.3	5,108	12.1
- NII - Non-Interest Earning Portion	610	798	897	1.1	1.7	2.1	(188)	(23.6)	(99)	(11.0)
ALL	(15,174)	(12,657)	(12,045)	(27.4)	(26.2)	(27.8)	(2,517)	19.9	(612)	5.1
Gross Income from Intermediation	**40,213**	**35,638**	**31,241**	**72.6**	**73.8**	**72.2**	**4,575**	**12.8**	**4,397**	**14.1**
Insurance Premiums, Pension Plans and Capitalization, net of the Variation of Technical Provisions, Retained Claims and Other (1)	5,426	5,047	4,471	9.8	10.5	10.3	379	7.5	576	12.9
Fee and Commission Income	24,839	22,089	19,786	44.8	45.7	45.7	2,750	12.4	2,303	11.6
Personnel Expenses	(14,699)	(13,967)	(13,061)	(26.5)	(28.9)	(30.2)	(732)	5.2	(906)	6.9
Other Administrative Expenses	(16,339)	(14,848)	(14,512)	(29.5)	(30.7)	(33.5)	(1,491)	10.0	(336)	2.3
Tax Expenses	(5,640)	(4,627)	(4,381)	(10.2)	(9.6)	(10.1)	(1,013)	21.9	(246)	5.6
Equity in the Earnings (Losses) of Unconsolidated Companies	144	187	43	0.3	0.4	0.1	(43)	(23.0)	144	334.9
Other Operating Revenues and Expenses	(6,708)	(5,395)	(4,743)	(12.1)	(11.2)	(11.0)	(1,313)	24.3	(652)	13.7
Operating Income	**27,236**	**24,124**	**18,844**	**49.2**	**50.0**	**43.5**	**3,112**	**12.9**	**5,280**	**28.0**
Non-Operating Income	(283)	(183)	(120)	(0.5)	(0.4)	(0.3)	(100)	54.6	(63)	52.5
IR/CS	(8,933)	(8,469)	(6,425)	(16.1)	(17.5)	(14.8)	(464)	5.5	(2,044)	31.8
Non-controlling interests	(147)	(113)	(97)	(0.3)	(0.2)	(0.2)	(34)	30.1	(16)	16.5
Adjusted Net Income	**17,873**	**15,359**	**12,202**	**32.3**	**31.8**	**28.2**	**2,514**	**16.4**	**3,157**	**25.9**

(1) In "Other", includes: Draws and Redemptions of Capitalization Bonds; and Costs of Commercialization of Insurance Plans, Pension and Capitalization.

ROAE and ROAA	%			Variation - p.p.	
	Dec15	Dec14	Dec13	Dec15 x Dec14	Dec14 x Dec13
ROAE (Adjusted) (1)	20.5	20.1	18.0	0.4	2.1
ROAA (Adjusted) (2)	1.7	1.6	1.4	0.1	0.2

(1) Return on Average Shareholders' Equity; and

(2) Return on Average Assets.

The adjusted net income for 2015 was R$17,873 million, up 16.4% (R$2,514 million) in comparison with 2014. Return on average equity (ROAE) for 2015 was up 0.4 p.p., totaling 20.5%. Return on average assets (ROAA) for 2015 was up 0.1 p.p., totaling 1.7%.

In 2014, the adjusted net income totaled R$15,359 million, which represented an increase of 25.9%, or R$3,157 million as compared to 2013. Return on Average Equity (ROAE) reached 20.1% in 2014. Return on Average Assets (ROAA) in the year of 2014 remained stable at 1.6%.

We comment below on the main captions affecting the results for the last three financial years:

Financial margin

In 2015, the financial margin reached R$55,387 million, showing a growth of 14.7%, or R$7,092 million, in relation to the year of 2014, mostly reflecting: (i) the higher result obtained with operations earning "interest", to the value of R$7,280 million, with emphasis on "Credit Intermediation" and "TVM/Other"; and offset: (ii) by the lowest result obtained with the margin of "non-interest", to the value of R$188 million.

Financial margin for 2014 reached R$48,295 million, up 11.6% (R$5,009 million) in comparison with 2013, as a result of the following factors: (i) growth in income from operations that yield interest, totaling R$5,120 million, due to the increase in business volume, particularly in “Credit Intermediation”; and partially offset by: (ii) lower income from the non-interest earning portion, totaling R$111 million.

Complementary Information

Allowance for Loan Losses (ALL)

In  2015, the  Allowance for  Loan  Losses  (ALL)  totaled  R$15,174 million,  up  19.9% (R$2,517 million) impacted, mainly: (i) by the effect of the alignment of the level of provisioning of certain operations with corporate customers; (ii) by the increase in delinquency in the period; and (iii) by the increment of credit operations.

In  2014, the  Allowance for  Loan  Losses  (ALL)  totaled  R$12,657 million,  up  5.1%  (R$612 million)  in comparison with the previous year, basically due to the 7.3% increase in loan operations – Bacen concept; and partially offset by the stable delinquency ratio in the last 12 months.

Insurance  Premiums,  Pension  Plans  and  Capitalization,  net  of  variation  of  Technical  Reserves, Retained Claims and Others

In  2015,  the  Insurance  Premiums,  Pension  Plans  and  Capitalization,  net  of  variation  of  Technical Reserves, Retained Claims and Others reached R$5,426 million, up 7.5% (R$379 million) in comparison with the previous year.

In the comparison between 2015 and 2014, a 15.1% increase was recorded for written premiums, pension plan contribution and income from capitalization bonds. This evolution was mainly due to the performance of "Health" and "Life and Pension" products, which showed a growth of 20.1% and 18.1%, respectively.

It is important to stress that the net profit of the financial year of 2015 was 20.0% higher than the results presented in the same period last year, due to: (I) the growth in the turnover; (ii) the improvement in the financial and equity results; (iii) the improvement in the index of administrative efficiency, offset, partly; (iv) by the increase of 1.0 p.p. in the claims ratio index; and (v) by the burdening of the aliquot of the Social Contribution (CSLL), which rose from 15% to 20%, from September 2015, and which affected, proportionally, the result for the financial year of 2015.

In  2014,  the  Insurance  Premiums,  Pension  Plans  and  Capitalization,  net  of  variation  of  Technical Reserves, Retained Claims and Others reached R$5,047 million, up 12.9% (R$576 million) in comparison with the previous year.

In the year-over-year comparison, disregarding the DPVAT agreement, a 13.9% increase was recorded for written premiums, pension plan contribution and income from capitalization bonds. This increase was due to the performance of all segments, which recorded over a two-figure growth.

Adjusted net income for 2014 was R$4,406 million, up 17.8% in comparison with the same period of the previous year. This change is a reflection of: (i) growth in billing; (ii) maintenance of claims and expense ratios; (iii) improvement in the administrative efficiency ratio; and (iv) improved financial and equity income.

Fee and Commission Income

Complementary Information

In 2015, the Fee and Commission Income totaled R$24,839 million, up 12.4% (R$2,750 million), mainly provided by the: (i) increase in the volume of operations, resulting from continuous investments in technology and service channels; and (ii) progress in the customer segmentation process, allowing a more adequate offer of products and services. It is worth highlighting that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, result (a) of the increase in the financial volume transacted; and (b) of the higher number of transactions performed; (ii) of the growth of the current account revenue, caused, basically, by improving the process of segmentation of clients; and evolution of revenue with: (iii) loan operations; (iv) fund management; and (v) consortium management.

In  2014,  the  Fee  and  Commission  Income  totaled  R$22,089 million,  up  11.6%  (R$2,303 million)  in comparison  with  2013,  mainly  due  to:  (i)  increase  in  the  volume  of  operations,  resulting  from continuous investments in technology and service channels; and (ii) progress in the customer segmentation process, allowing a more adequate offer of products and services. It is worth highlighting that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, result of (a) increased revenue; (b) increased credit and debit cards base; and (c) the greater volume of transactions performed; (ii) the growth of checking account incomes, primarily due to increase in business; (iii) greater loan operations income, resulting from an increase in the volume of operations and sureties and guarantees in the period; and increase in income from: (iv) consortium management; (iv) fund management; and (vi) collection.

Personnel Expenses

In 2015, Personnel Expenses totaled R$14,699 million, up 5.2% (R$732 million) in comparison with 2014, due to the increase in the “structural” portion in relation to increased expenses on salaries, social charges and benefits, and offset by wage increases, as per the collective bargaining agreements of 2014 and 2015.

In 2014, Personnel Expenses totaled R$13,967 million, up 6.9% (R$906 million) in comparison with the previous year, mainly due to the increase in the “structural” portion in relation to increased expenses on salaries, social charges and benefits, and offset by wage increases, as per the collective bargaining agreements of 2013 and 2014 (readjustments of 8.0% and 8.5%, respectively); and the non-structural portion, regarding (i) employee and administrator profit sharing (PLR); and (ii) cost of terminations and charges.

Administrative Expenses

In 2015, administrative expenses totaled R$16,339 million, an increase of 10.0% (or R$1,491 million), due to strong cost control through the coordinated actions of the Efficiency Committee. It should be highlighted that this increase was due basically to the increment of expenses generated: (i) by the growth in the volume of business and services in the period; (ii) by contractual adjustments; (iii) by the behavior of the US dollar in the last 12 months, which reached 47.0% of valuation against the real; and mitigated: (iv) by optimizing the points of service.

In 2014, Administrative Expenses totaled R$14,848 million, up 2.3%, primarily due to a consistent cost control, despite increasing expenses with: (i) growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 2,440 Service Points in the period, totaling 75,176 Service

Complementary Information

Points on December 31, 2014. We should note the performance of inflation indexes over the past 12 months: the IPCA and IGP-M were up 6.4% and 3.7%, respectively.

Tax Expenses

Increases in Tax expenses for both the comparative period between 2015 and 2014 and the period between 2014 and 2013 are basically due to the higher expenses on service tax and taxes on income (ISS/PIS/COFINS), arising from the rise in tax revenues, particularly in the financial margin and banking services fees in such periods. It is important to highlight the increase in revenues resulting from the receipt of interest on own capital from companies of Organização Bradesco, in the fourth quarter of

2015.

Other Operating Revenues and Expenses

In the comparative between 2015 and 2014, the other net operating expenses, registered a growth of R$1,313 million, originated, basically: (i) by the constitution of the tax provision, in the first half of 2015, on the incidence of pension contributions and IRPJ/CSLL on credit losses in the amount of R$570 million; (ii) by higher expenditure related to (a) the constitution of civil provisions and (b) miscellaneous losses; (iii) by the impact of the creation of the joint venture of services (Cateno) in Cielo; and (iv) by amortization of the premium.

In the comparison between 2014 and 2013, the 13.7% (R$652 million) increase in other operating expenses,  net  of  other  operating  income,  basically  reflects:  (i)  higher  expenses  with  operating provisions, mainly contingent liabilities; and (ii) higher expenses with the “Credit Card” product sales.

10.2 - Operating and Financial Income

Directors should comment:

a) results of issuer’s operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating income, which grew by 24.5% or R$46,754 million, in the comparison between 2015 and 2014, particularly regarding: (i) income from securities, derivatives and foreign exchange operations; (ii) income from insurance retained premiums, pension plans and capitalization bonds; (iii) income from loan and leasing operations; and (iv) financial income from insurance, pension plans and capitalization bonds.

In the comparison between 2014 and 2013, the principal operating income grew by R$28,550 million (17.6%), emphasizing the same revenues stated in the previous paragraph.

Complementary Information

Loan and Leasing Operations

Income from loan and leasing operations, in the comparison between 2015 and 2014, was up 15.2%, or R$8,300 million, due to the increase in the rate of interest and volume of the credit operations portfolio.

Now in the comparative between the years of 2014 and 2013, there was an evolution of 12.6%, or R$6,105 million, due to the growth of our credit portfolio.

We demonstrate below the opening of the products and clients (Individuals and Legal Entities) of our portfolio of credit operations in the expanded concept (including Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Credit Rights Investment Funds, Certificates of Real Estate Receivables and Rural Credit):

The comparison between the 2015 and 2014 balances and between the 2014 and 2013 balances, loan operations for Individuals were up 4.5% and 8.2%, respectively. The lines that contributed most to such increase were: (i) real estate financing; and (ii) payroll-deductible loan, mainly, public sector and beneficiaries of the INSS.

Complementary Information

Credit operations for Legal Entities, showed a growth of 4.0% in the comparison between the balances of  2015  and  2014, with  emphasis  on:  (i)  export  financing;  and  (ii)  operations abroad,  due  to  the exchange rate variation in the period.

In the comparison between the 2014 and 2013 balances, loan operations for Corporate customers were up 5.8%, particularly regarding: (i) real estate financing; and (ii) rural loans.

Income from Securities, Derivatives and Foreign Exchange Operations

In the comparison between the 2015, 2014 and 2013 balances, the variations recorded in income from securities refer to the higher volume of operations with fixed-income securities.

Financial Income from Insurance, Pension Plans and Capitalization Bonds

In  2015,  the  financial  income  from  insurance,  pension  plans  and  capitalization  bonds  totaled R$21,908 million, up 45.6% compared to 2014, basically reflection of the increase in business volume and behavior of IPCA and IGP-M in the period.

In  2014,  the  financial  income  from  insurance,  pension  plans  and  capitalization  bonds  totaled R$15,046 million, up 52.2% compared to 2013, basically due to higher income from investment funds.

Result from Compulsory Deposits

In the comparison between the 2015 and 2014 balances, the 6.8% increase in income was due basically to the increase of the SELIC rate in the period, which rose from 11.75% in 2014 to 14.25% in 2015, as well as the effect of the redefinition of the rules adopted by Bacen in 2015, impacting, mainly, the compulsory reserves on time deposits.

In the comparison between the 2014 and 2013 balances, the 37.3% increase in income derives mainly due to the 14.2% increase in the balance of savings deposits.

Income from Insurance retained Premiums, Pension Plans and Capitalization, and Banking Services

Fees

Regarding the variations in income from insurance retained premiums, pension plans and capitalization and banking services fees, the related comments are included in item 10.1.h.

ii) factors that materially affected the operating results

Directors report that no factors have occurred that might significantly affect the company’s operating results in the last three financial years other than those described in items 10.1.a; 10.1.h and 10.2.a.i.

b) variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

Directors report that there were no significant variations in the issuer’s financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years ended December 31, 2015, 2014 and 2013.

Complementary Information

c)  impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be offset by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian real depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currency, such as our long-term debt denominated in USD and foreign currency borrowings, in such a way that the cost in BRL of the relative financial expense increases; and (ii) gains in our  assets  denominated  in  and/or  indexed  to  foreign  currency,  such  as  our  securities  and  loan operations indexed to the USD, when the revenue from these assets measured in BRL increases. Conversely, when the Brazilian real appreciates, we incur: (i) losses on our assets denominated in and/or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currency.

In  2015,  the  interest  earning  portion  increased  15.3%,  rising  from  R$47,497  million  in  2014  to R$54,777 million in 2015. The R$7,280 million increase in the transactions with interest was mostly the result obtained from the "Credit Intermediation" and "TVM/Other". We highlight the growth of the interest rate (CDI) which went from 10.81% in 2014 to 13.25% in 2015, impacting the evolution of the average spread.

In  2014,  the  interest  earning  portion  increased  12.1%,  rising  from  R$42,389 million  in  2013  to R$47,497 million in 2014. The R$5,108 million increase in the interest earning portion income resulted mainly from the increased business volume, particularly in “Credit Intermediation”. It is important to note that the interest rate (CDI) increased from 8.06% in 2013 to 10.81% in 2014, generating higher gains in “Credit Intermediation” margins.

10.3 - Events with Significant Effects (occurred and expected) on Financial Statements

Directors should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a) introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)  creation, acquisition or sale of equity interest

On August 3, 2015, Bradesco informed the market that it had signed the Purchase Contract of Shares with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"), for the value of US$5.2 billion. The price shall be adjusted by the equity variation of HSBC as per December 31, 2014 and will be paid on the date of completion of the operation. With the acquisition, Bradesco will assume all operations of  HSBC  in  Brazil, including retail, insurance and  asset management, as  well  as  all  the

Complementary Information

branches and clients. In January 2016, Bradesco communicated to the market that the Central Bank approved the acquisition of 100% of the capital share of HSBC Bank Brasil S.A. – Banco Múltiplo and of HSBC Serviços e Participações Ltda (“HSBC”). The conclusion of the operation is subject to approval by the other competent regulatory agencies and fulfillment of the legal formalities.

We predict that the referred event will not produce a potential impact on the results of Bradesco for 2016.

c)  unusual event or operations

In the period, there were no unusual events or transactions involving the issuer, other than the extraordinary  events  stated  in  items  10.1.a  and  10.1.h,  which  caused  or  are  expected  to  cause significant impacts on its results.

10.4 - Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor’s Opinion

Directors should comment:

a) significant changes in accounting practices

Directors report that no significant changes were made to the accounting practices that Bradesco uses in the financial years ended December 31, 2015, 2014 and 2013.

b) significant effects of changes in accounting practices

The Directors highlight that, although there have been no significant changes in accounting practices of Bradesco, it is noteworthy that, unlike the other publically-traded companies that are already using all of the “CPCs”, financial institutions use eight of the technical accounting standards issued by Brazil’s Accounting Standards Committee (CPC), that were approved by the National Monetary Council (CMN). The other CPC statements, interpretations and guidelines will only be applicable to financial institutions after approval by the National Monetary Council.

It is currently not possible to estimate when National Monetary Council will approve the other CPC accounting statements or if their adoption will be prospectively or retrospectively.

Below is a list of nine CPC accounting statements approved by the National Monetary Council, whereby one of them will be valid from 2016:

•    Resolution No. 3,566/08 – Asset impairment (CPC 01);

•    Resolution No. 3,604/08 – Statement of cash flows (CPC 03);

•    Resolution No. 3,750/09 – Related party disclosures (CPC 05);

•    Resolution No. 3,823/09 – Provisions, contingent liabilities and contingent assets (CPC 25);

•    Resolution No. 3,973/11 – Subsequent events (CPC 24);

•    Resolution No. 3,989/11 – Share-based payment (CPC 10);

•    Resolution No. 4,007/11 – Accounting policies, changes in accounting estimates and errors (CPC 23);

•    Resolution No. 4,144/12 – Basic conceptual pronouncement (R1); and

•    Resolution No. 4,424/15 – Benefits to Employees (CPC 33 – shall take effect as from January 1, 2016).

Complementary Information

c)  Reservations and emphases in the auditor’s opinion

There were no disclaimers and emphases on the independent auditors’ report.

10.5 - Critical Accounting Policies

Directors should indicate and comment on the critical accounting policies adopted by the issuer, in particular,  accounting  estimates  made  by  management  on  uncertain  and  relevant  issues  for describing  the  financial  position  and  results  of  operations  that  require  subjective  or  complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day of operations and accordingly, the Bank’s financial position.

Our Directors believe that Bradesco’s results are subject to accounting policies, assumptions and estimates. It is Management’s responsibility to adopt fair accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. In each case, if our estimates are not confirmed, in the comparison with effective results, there may be significant impacts on our financial situation or the results of our operations.

Allowance for doubtful accounts

The allowance for doubtful accounts is calculated in an amount sufficient to cover possible losses and take into account the rules and instructions issued by National Monetary Council and Brazilian Central Bank, together with the appraisals carried out by Management upon calculation of credit risks.

At the end of each period, the allowance for doubtful accounts is adjusted based on the analysis of our portfolio, including the estimate of losses in loan and leasing operations and other operations with credit characteristics.

In  view  of  its  nature,  the  definition  of  the  allowance  for  doubtful  accounts  requires  us  to  make judgments and assumptions related to our portfolios, both on individual and product-specific portfolio bases. Whenever we reassess the portfolio as a whole, a number of factors may affect the estimate of the  probable  losses,  including  which  methodology  we  will  adopt  for  measuring  the  historical delinquency rates and which historical period we will take into account to carry out such measurements. Other factors that may affect our judgment to set the amount regarding the allowance for doubtful accounts include as follows:

Complementary Information

•    Brazilian general economic conditions and relevant conditions in the sector;

•    previous  experience  with  the  debtor  or  the  relevant  economy  sector,  including  the  recent experience of losses;

•    credit quality trends;

•    values loan securities;

•    volume, composition and growth of our portfolio;

•    the Brazilian government’s monetary policy; and

•    any  delays  in  receiving  information  necessary  to  evaluate  operations  or  confirm  existing impairment.

We use models to help the analysis of our portfolios and define the required amount of the provision for losses. We use statistical factors to show losses and other risk indicators for groups of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio. Although our models are often reviewed and improved, by their nature, they depend on our judgments made in relation to information and/or forecasts we receive. In addition, the Brazilian economy’s volatility may lead to greater uncertainty in our models than one would expect in more stable macroeconomic environments. Therefore, our provision for doubtful debt may not be indicative of actual future losses.

The process to calculate the level of provision for doubtful debt requires a high judgment level. It is possible that others, taking into account the same information, may at any time reach reasonably different conclusions.

Classification of Securities and Derivatives

Securities are classified into three categories: for trading, available for sale, and held to maturity. This classification is based on the Management’s intent of keeping or selling such securities. The accounting treatment to the securities we hold is dependent on how they are classified. Changes in the economic environment may alter our strategy in relation to a particular security, which will require a transfer between categories.

Evaluation of Securities and Derivatives

Financial instruments and derivatives recorded at fair value in our financial statements basically include securities classified as: (i) for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. Fair value is defined as the amount by which a position could be transacted by Bradesco with a party aware of the issue and willing to negotiate, with no favoritism.

We estimate the fair value by using the market prices, as available. We note that the price may be affected by the volume of shares transacted, and may also fail to reflect the “control premiums” under share agreements with shareholders, which holds significant investments. However, the Management believes that market prices are the best indicators of fair value.

At the determination of the fair value, when market prices are not available, the Management’s judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of information received. The factors used in these models include quotations by distributo rs, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model- based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping

Complementary Information

a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determines whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severally a loss may be provisioned for.

These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Tax Income and Social Contribution

The value determination of income tax and social contribution is complex, and therefore our evaluation is  based  on  the  analysis  of  our  deferred  fiscal  assets  and  liabilities  and  income  tax  and  social contribution payable. In general, our evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves uncertain evaluations and assumptions. Realization of deferred fiscal assets is subject to changes to future fiscal rates and the development of our tax planning strategies. Evaluations and assumptions may change over time as a result of unforeseen events or circumstances, thereby changing our initial judgment during the definition of our tax liabilities.

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

A significant judgment is required for the determination of the probability of a position on income tax and social contribution be sustained even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Impairment

The balances of securities classified as available-for-sale and held to maturity, in addition to non- financial assets (except for deferred tax credits), are reassessed at least on a yearly basis, to determine where there is any indication of impairment. When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

We use a number of judgments to calculate the recoverable value, and accordingly we estimate the value of the most variable assets subject to impairment testing.

Technical provisions for insurance, pension plan and capitalization

Technical reserves are liabilities representing estimates of amounts to be due on of the future to our customers, stakeholders of pension plans, insured parties or their beneficiaries. The actuarial assumptions are based on our experience, and are periodically reviewed in relation to sector standards to assure actuarial credibility. However, significant changes in the experiences or assumptions may

Complementary Information

compel us to establish a provision for expected future losses on a product, establishing complementary provisions for premiums of insurance and contributions of pension plans. These provisions are set forth in short- or long-term agreements to forecast expected future losses.

For insurance, future claims to be paid include provisions for group and individual life, health, contingency, liability and damage insurance. These benefits are calculated using actuarial hypotheses for mortality rates, incapacity, expiry date, investment performance, inflation, expenses, and others. For long-term insurance agreements, when the actuarial hypotheses in a specific policy or group of policies are fulfilled, they will not be changed during the validity time of the policy. Liabilities recognized for claims include provisions for incurred but not reported claims and provisions for unsettled claims. We recognize claims as they occur. However, costs of claims occurred in a specific period will not be clearly recognized until we receive, process and pay such indemnities. We determine the liability amount through actuarial methods based on history of claim payments to estimate claim liabilities. Methods to determine such estimates and establish the values of the technical provisions are periodically reviewed and updated. The resulting adjustments are recognized in income for the respective period.

For pension plans, future benefits to be paid to participants or their beneficiaries include provisions for retirement, pension and redemptions, with actuarial hypotheses that take into account factors such as survivorship, interest rates, and disability, among others.

For capitalization bonds operations, future payments to our customers include provisions for prize draws and redemptions. These are calculated over par security values and adjusted for inflation.

Accounting provisions and contingent liabilities

We established accounting provisions recorded based the opinion of legal counsel, the nature of the lawsuits, similarity with previous proceedings, complexity and positioning of the courts, whenever the loss is deemed probable, which would cause a potential outflow of funds to settle the obligation, and when amounts can be reliably measured.

Contingent  liabilities  classified  as  possible  losses  are  not  recorded  as  liabilities  in  the  financial statements  and  must  only  be  stated  in  notes,  when  individually  relevant,  whereas  the  liabilities classified as remote losses do not require provisions or statements.

We continuously monitor lawsuits in progress in order to evaluate, among other things: (i) the nature and complexity thereof; (ii) the development of the proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar cases. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a)   the  probability  of  loss  derived  from  claims  occurred  on  or  before  the  date  of  financial statements, which were identified by us after the date of such statements but before their publication; and

b)         the need to disclose claims or events occurred after the date of financial statements, but before their publication.

10.6 - Internal Controls relating to Preparation of Financial Statements – Levels of Efficiency and Deficiency and Recommendations in the Auditor’s Report

Complementary Information

In relation to internal controls used to ensure that reliable financial statements are prepared, the directors should comment:

a) the level of efficiency of such controls, indicating eventual deficiencies and actions taken to correct them

The effectiveness of the Organization’s internal controls is supported by qualified professionals, well-defined and implemented processes, and technology compatible with business needs.

The methodology of Internal Controls applied is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, implementation and effectiveness of controls that ensure acceptable risk levels in the Organization's processes are certified by the area responsible for the execution of adherence tests of the controls and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, in addition to codes of conduct and self-regulation.

In light of the foregoing, Management assessed the effectiveness of the internal controls related to the consolidated financial statements on December 31, 2015, and concluded with a reasonable degree of certainty that the internal controls are effective and efficient to assure the integrity of the information, and no significant deficiencies or material weaknesses have been identified.

b) deficiencies and recommendations on internal controls included in the independent auditor’s report In view of our stock of knowledge and the studies conducted by the independent auditor to assess our internal controls structure, designed to ensure the adequacy of Bradesco’s financial statements, the auditor’s report contains no faults or recommendations in relation to internal controls that could significantly affect our financial statements.

10.7 - Use of Proceeds from Public Offerings for Distribution and any Deviations

If the issuer has made a public offering for distribution of securities, the directors should comment:

a) how funds derived from the offering were used;

b) whether  there  were  important  deviations  between  the  effective  application of  funds  and  the proposed application disclosed in leaflets on the respective distribution;

c)  if deviations occurred, the reasons for such deviations.

There were no public offerings of distribution of securities in the years ended 2015, 2014 and 2013.

10.8 - Material Items not shown in Financial Statements

Complementary Information

Directors should describe material items not shown in the issuer’s financial statements, and state:

a) assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

i)    operating leases, assets and liabilities;

There are no relevant items that have not been evidenced in the financial statements.

ii) written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities;

There are no relevant items that have not been evidenced in the financial statements.

iii) agreements for the future purchase and sale of products or services;

There are no relevant items that have not been evidenced in the financial statements.

iv) agreements for constructions in progress;

There are no relevant items that have not been evidenced in the financial statements.

v) agreements for future receipt of financing;

There are no relevant items that have not been evidenced in the financial statements.

b) other items omitted from the financial statements.

Below, we present the values that represent the total risk of off-balance sheet items:

	R$ million
	2015	2014	2013
	December	December	December
Commitments of values of credit to release	194,210	182,555	157,847
Beneficiaries and guarantees supplied	69,883	72,070	67,586
Credits opened for imports	246	305	736
Total	264,339	254,930	226,169

The commitments of the credit values include limits for authorization of credit card, personal credit, real estate financing, conta garantida (guaranteed account) and overdraft. Such values consist basically in the credit operations contracted, not yet released, and limits not yet used by clients.

The guarantees offered are conditional commitments of loans issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any amounts paid. In addition, we retain resources in cash or other guarantees of high liquidity to ensure these commitments. These operations, relate, in their vast majority, to operations of sureties and guarantees carried out with Corporate clients.

Complementary Information

The letters of credit (credits opened for imports) are undertakings issued to guarantee the performance of a customer to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions by the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

10.9 - Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.8, the directors should comment:

a) how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements;

As described in item 10.8, we inform that, with regard to the guarantees provided and the letters of credit for import, the issuer receives a rate or a commission for the operation that sensitizes the revenue and consequently the operating income. If a problem occurs related to the capacity of a client making a payment, there may be the need for the constitution of provisions. Now regarding the commitments of credit values to be released, there will be only impact on the lines of income, if clients these lines of credit.

b) nature and purpose of operation;

Information mentioned in item 10.8.

c)  nature and amount of obligations and rights generated for the issuer under the operation.

Information mentioned in item 10.8.

10.10 - Business Plan

Directors  should  state  and  comment  the  principal  elements  of  the  issuer’s  business,  specifically exploring the following topics:

a) investments, including: (i) quantitative and qualitative description of the investments in progress and expected investments; (ii) sources of investment financing; (iii) relevant divestitures in progress and expected divestitures;

As a necessary condition for its continuous growth, Bradesco invested, in 2015, R$5,720 million in Infrastructure, Information Technology and Telecommunications.

Funding  for  the  above-mentioned  investments was  sourced  from  the  Organization’s  own  working capital, primarily shareholders’ equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

Complementary Information

			R$ million
	2015	2014	2013
Infrastructure	1,268	1,049	501
Information Technology / Telecommunications	4,452	3,949	4,341
Total	5,720	4,998	4,842

b) if  already  disclosed,  the  acquisition  of  plants,  equipment,  patents  or  other  assets  likely  to materially influence the issuer’s production capacity should be indicated;

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)  new products and services, indicating: (i) description of the research in progress that has already been disclosed; (ii) total amounts spent by the issuer in research for the development of new products and services; (iii) projects in progress that have already been disclosed; (iv) total amounts spent by the issuer in the development of new products and services.

There are no new significant products and services, individually.

10.11 - Other Factors Material Affecting Operational Performance

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors that could materially affect our operational performance that have not been mentioned in this section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.